As filed with the Securities and Exchange Commission on January 4, 2001

                                                          File No . 70-9779

                               UNITED STATES
                     SECURITIES AND EXCHANGE COMMISSION
                           WASHINGTON, D.C. 20549
                --------------------------------------------
                              AMENDMENT NO. 3
                                     TO
                            FORM U-1 APPLICATION
                                   UNDER
               THE PUBLIC UTILITY HOLDING COMPANY ACT OF 1935
                --------------------------------------------


                            The AES Corporation
                              Dennis W. Bakke
                               Roger W. Sant
                           1001 North 19th Street
                            Arlington, VA 22209

            (Name of company or companies filing this statement
                and address of principal executive offices)
                --------------------------------------------

                            William R. Luraschi
                       General Counsel and Secretary
                            The AES Corporation
                           1001 North 19th Street
                            Arlington, VA 22209

                 (Name and addresses of agents for service)
                --------------------------------------------
              TheCommission is requested to send copies of all
           notices, orders and communications in connection with
                            this Application to:

Clifford (Mike) M. Naeve, Esq.                J. A. Bouknight, Jr., Esq.
Judith A. Center, Esq.                        Steptoe & Johnson LLP
Paul Silverman, Esq.                          1330 Connecticut Avenue, N.W.
William C. Weeden                             Washington, D.C.  20036
Skadden, Arps, Slate,
Meagher & Flom LLP
1440 New York Avenue, N.W.
Washington, D.C.  20005



AES hereby amends and restates its Application to read as follows:

            APPLICATION FOR AUTHORIZATION TO ACQUIRE SECURITIES
        UNDER SECTIONS 9(A)(2) AND 10 AND FOR AN EXEMPTION PURSUANT
          TO SECTION 3(A)(5) OF THE PUBLIC UTILITY HOLDING COMPANY
                                ACT OF 1935

               INTRODUCTION AND REQUEST FOR COMMISSION ACTION

           The AES Corporation ("AES"), Dennis W. Bakke and Roger W. Sant request that the Securities and Exchange Commission ("SEC" or "Commission") approve under Sections 9(a)(2) and 10 of the Public Utility Holding Company Act of 1935, as amended ("PUHCA" or the "Act") AES's proposal to acquire all of the equity securities of IPALCO Enterprises, Inc. ("IPALCO"), a public utility holding company exempt from all provisions of the Act, other than Sections 9(a)(2) and 10, pursuant to Section 3(a)(1) in accordance with Rule 2 under the Act. AES is a public utility holding company exempt by Commission order from all provisions of the Act other than Sections 9(a)(2) and 10 pursuant to Section 3(a)(5). AES Corp., Holding Co. Act Release No. 27063 (Aug. 20, 1999) ("AES"). AES also requests that the Commission issue an order determining that following the acquisition, AES and each of its subsidiaries will continue to be exempt from the provisions of the Act, other than Sections 9(a)(2) and 10, under Section 3(a)(5).(1) Mr. Bakke and Mr. Sant request approval under Sections 9(a)(2) and 10 in connection with the proposed transaction.

ITEM 1. DESCRIPTION OF THE TRANSACTION

        A. SUMMARY OF THE TRANSACTION

           Under an Agreement and Plan of Share Exchange dated as of July 15, 2000, between AES and IPALCO ("Share Exchange Agreement"), IPALCO and AES will effect a share exchange in which IPALCO will become a wholly-owned subsidiary of AES (the "Transaction"). Each outstanding share of IPALCO common stock will be converted into the right to receive shares of AES common stock with a market value of $25.00 (subject to adjustment as described in the Share Exchange Agreement). The Share Exchange Agreement is attached to this Application as Annex A to Exhibit C-1.

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1        Some AES subsidiaries also will continue to be exempt from the Act as exempt wholesale generators ("EWGs"), under Section 32 of the Act, as foreign utility companies ("FUCOs"), under Section 33 of the Act, or as qualifying facilities ("QFs"), under Section 210(e) of the Public Utility Regulatory Policies Act of 1978, and Part
         292 of Title 18 of the Code of Federal Regulations.


           Following the Transaction, AES will hold IPALCO as a first-tier, direct subsidiary, and IPALCO's subsidiaries will retain their current direct or indirect relationship with IPALCO. IPALCO will continue as an Indiana corporation with its principal executive offices in Indianapolis, Indiana, and AES will continue to be a Delaware corporation with its principal executive offices in Arlington, Virginia.

           The Transaction offers important benefits to IPALCO's utility customers and shareholders. AES's international and diversified experience in competitive power markets will supply IPALCO's public utility subsidiary, Indianapolis Power & Light Company ("IPL") with substantial additional resources needed to provide efficient and reliable service in the increasingly competitive electric utility industry. The Transaction also will provide significant benefits to AES and its current utility subsidiary, Central Illinois Light Company ("CILCO"). These potential benefits include strengthening AES's ability to compete in the changing electric utility industry by expanding the scope of its operations and customer base; adding to its operations some of the most efficient coal fired electric generating plants in the Midwest; and gaining a highly respected brand name. Both IPALCO and CILCORP will benefit from resulting economies of scale in the generation and retail segments of their business. In light of these potential benefits, the AES board of directors unanimously determined that the Transaction is in the best interests of AES and its stockholders and should thus proceed. The IPALCO Board of Directors made a similar unanimous determination and resolved to recommend that the IPALCO shareholders vote to approve the Transaction.(2)

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2        The Transaction does not require AES stockholder approval because the number of shares to be issued in the Transaction does not exceed 20% of the number of AES shares outstanding immediately prior to the Transaction.


           The Share Exchange Agreement is subject to the approval of IPALCO's shareholders and is expected to be approved at a special meeting of IPALCO shareholders to be held on October 20, 2000. The Transaction also requires the approval of the Federal Energy Regulatory Commission ("FERC"). AES and IPALCO filed an application for such approval on November 14, 2000. The Transaction also is subject to the notification and reporting requirements of the Hart-Scott-Rodino Antitrust Improvements Act of 1976 (the "HSR Act"). AES and IPALCO made the required HSR Act filings on November 8, 2000.

           The Transaction is not subject to the jurisdiction of the Indiana Utility Regulatory Commission ("IURC"). Section 8-1-2-83(a) of the Indiana Code states that "no public utility . . . shall sell, assign, transfer, lease or encumber its franchise, works, or system . . . without approval of the [IURC]." The Indiana Supreme Court has held that transfers of securities of public utility holding companies are exempt from this approval requirement. Indiana Bell Tel. Co. v. Indiana Util. Regulatory Comm'n, 715 N.E.2d 351 (Ind. 1999). Because the Transaction involves the acquisition of securities of a holding company rather than a direct acquisition of assets covered by Section 8-1-2-83(a), it is the type of transaction that the Indiana Supreme Court has ruled does not require IURC approval. A state commission certification in accordance with the requirements of Section 33(a)(2) of the Act will be sought from the IURC. Receipt of this certification is a precondition to completion of the Transaction. The IURC issued this certification on September 28, 2000.

           Upon consummation of the Transaction, AES will own IPALCO, an intrastate exempt holding company under Section 3(a)(1) of the Act, and its direct and indirect subsidiaries, including IPL, a utility subsidiary principally engaged in the generation, transmission, distribution and sale of electric energy in central Indiana and the sale of steam in Indianapolis, Indiana. After giving effect to the Transaction, IPALCO will remain predominantly an intrastate holding company that will not derive any material part of its income from an out-of-state utility subsidiary. Accordingly, IPALCO will continue to claim an exemption from registration under Section 3(a)(1) and Rule 2.

           AES currently owns all of the common stock of CILCORP Inc. ("CILCORP"), an Illinois public utility holding company exempt from regulation under the Act by reason of an exemption under Section 3(a)(1) of the Act by Rule 2 under the Act, and the parent of CILCO, an electric and gas utility company. As discussed more fully below, AES will commit to enter into an agreement with an unaffiliated person within three years from completion of the Transaction to divest its ownership of all utility assets of CILCO subject to the jurisdiction of the Commission. AES has had preliminary discussions with potential acquirors of CILCO's utility assets subject to the Commission's jurisdiction. Following completion of such a divestiture process, IPL would be the only public utility subsidiary of AES. For the reasons set forth below, AES will qualify for an exemption from registration under Section 3(a)(5) of the Act.

         B. DESCRIPTION OF PARTIES TO THE TRANSACTION

            1.  THE AES CORPORATION

           AES, incorporated in Delaware, is a United States-based multinational electric power generation and energy distribution company, with operations in 17 countries worldwide. AES is engaged principally in the development, ownership, and operation of electric generating plants and electric and gas distribution companies, all of which, with the exception of CILCO, either are QFs or are owned by either EWGs or FUCOs. On an actual pro rata consolidated basis as of December 31, 1999, AES received over 97 percent of its revenues from electric generation and distribution activities in 1999.(3) AES's remaining revenues during 1999 came from such energy-related activities as the sale of steam and other commodities connected with its cogeneration operations, as well as operational, construction and project development services, and gas and power marketing.(4) As the indirect owner of CILCO, AES is a public utility holding company under the Act. It is exempt from all provisions of the Act other than Section 9(a)(2) pursuant to an exemption under Section 3(a)(5) granted by the Commission in an order dated August 20, 1999. AES, supra. Exhibit K-2 lists all AES subsidiaries and their respective jurisdictions of organization.

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3        Of this amount, on a pro forma basis and assuming ownership of
         CILCO by AES for the entire year of 1999, 89 percent of revenues came from operations that are exempt from Commission jurisdiction.

4 AES Power, a wholly owned subsidiary of AES active in power marketing, generated less than 1 percent of AES's 1999 net income. CEMIG, a Brazilian utility in which AES has an equity investment, has operated a small gas distribution company, Gasmig, since 1995. AES also owns NewEnergy Inc., an energy services provider, Titan Energy, a natural gas marketing company, one wholly-owned telecommunications subsidiary, AES Redibol, and a 50 percent interest in three other telecommunications subsidiaries, AES Vant, Eletronet, and Infovias. AES Altai engages in heat distribution operations in Kazakhstan. As discussed elsewhere in this Application, CILCO engages in retail gas operations. Finally, AES owns and operates the Lyukobanya Coal Mine in Hungary. The mine has an output of approximately one million tons per year of brown coal and is the sole supplier of AES Borsod, which generates electricity in Hungary.


           AES has grown since its founding in 1981 to become one of the largest global electricity suppliers, if not the largest. As of June 30, 2000, AES owns and/or operates (entirely or in part) a diverse international portfolio of electric power plants with a total capacity of 40,442 megawatts ("MW"), including plants that are part of distribution companies in which AES has an interest. Of that total, 7,786 MW (19 plants) are located in the United States, 5,763 MW (6 plants) are in the United Kingdom, 885 MW (6 plants) are in Argentina, 754 MW (8 plants) are in China, 1,281 MW (3 plants) are in Hungary, 9,256 MW (52 plants) are in Brazil,7,774 MW (7 plants) are in Kazakhstan, 210 MW (1 plant) are in the Dominican Republic, 110 MW (1 plant) are in Canada, 695 MW (2 plants) are in Pakistan, 1,254 MW (3 plants) are in Australia,405 MW (1 plant) are in the Netherlands, 2,265 MW (7 plants) are in Venezuela, 420 MW (1 plant) are in India, 823 MW (3 plants) are in the Republic of Georgia, 484 MW (1 plant) are in Mexico, and 277 MW (4 plants) are in Panama. Of the total capacity, 32,656 MW of AES's generating capacity is located outside the United States.(5)

           As noted above, AES also owns partial interests (both majority and minority) in companies that distribute and sell electricity directly to commercial, industrial, governmental, and residential customers. In addition to its 100 percent interest in CILCORP, AES has majority ownership in 3 distribution companies in Argentina, 1 in Brazil, 1 in the Republic of Georgia, 1 in Kazakhstan, 2 in El Salvador, 1 in Venezuela, and 1 in the Dominican Republic; a 50 percent interest in a distribution company in India; and less than majority ownership in 3 distribution companies in Brazil. AES's 14 foreign distribution companies serve a total of approximately 16 million customers with sales of nearly 132,000 gigawatt-hours. On a net equity basis, AES's ownership in these companies represents approximately 5.3 million foreign customers and approximately 39,800 gigawatt-hours.

           AES has grown rapidly throughout this decade. In 1990, the year before it went public, AES had total assets of $1.1 billion, revenues of $190.2 million and net income of $15.5 million.(6) By the end of 1999, total assets grew by approximately 1,800 percent to $20.9 billion, revenues grew by approximately 1,600 percent to $3.3 billion, and net income grew by nearly 1,400 percent to $228 million.(7) Excluding the effects of non-cash foreign currency losses, net income for 1999 was $378 million, which would represent a growth from 1990 of 2,339 percent. From the end of 1999 to the end of 2000, it is expected that AES's total assets will have expanded by approximately 45 percent to approximately $30.3 billion, revenues will have risen approximately 102 percent to approximately $6.6 billion, and net income will have grown approximately 187 percent to approximately $655 million.(8) Excluding the effects of non-cash foreign currency transaction losses in 1999, net income will have grown approximately 73 percent. In the 10 year period between year-end 1990 and 2000, AES's growth in total assets, revenues and net income is expected to be approximately 2,655 percent, 3,353 percent and 4,124 percent, respectively.

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5        On a net equity basis, i.e., actual ownership interest, AES has
         30,809 MW of capacity, of which 23,023 MW is foreign-based.

6        Determined in accordance with Generally Accepted Accounting
         Principles ("GAAP").

7 See AES Annual Report on Form 10-K for the fiscal year ended December 31, 1999 at Exhibit G-5.

8 This application includes certain forward-looking information concerning AES that involves risk and uncertainty, including certain assumptions regarding the future performance of AES. Actual results and trends may differ materially depending upon a variety of factors applicable to AES. Specifically, statements regarding AES's expected assets, revenues, and income are forward-looking statements and subject to fluctuation, are not guarantees of future performance, and are subject to risks, uncertainties, and other important factors, including those that could cause actual results to differ materially from expectations. In any event, this particular forward-looking statement conservatively assumes AES growth only from AES projects under development which are expected to be operational in this period and from existing projects which AES already has committed to acquire during this period.


           AES has continued its growth in 2000. Thus far in 2000, AES has acquired or achieved commercial operations for 7 power plants totaling 2,265 MW in Venezuela, a 600 MW plant in the Republic of Georgia, a 1,000 MW plant in Argentina, a 360 MW plant in the United Kingdom, and a 360 MW plant in Bangladesh. In 2000, AES also expects to achieve financial closing on its acquisition of a 1,580 MW plant in the U.S., a 120 MW plant in the Dominican Republic, a 1,200 MW plant in the U.S., a 250 MW plant in Poland, a 670 MW plant in Bulgaria, a 160 MW electric generating plant in Sri Lanka, a 450 MW plant in Bangladesh, and a 112 MW plant in Tanzania. Also in 2000, AES is expected to complete construction of and/or begin operating, a 600 MW plant in Brazil. Combining the 131 power plants currently in operation, planned for acquisition in 2000 or projected to begin operations in 2000, AES is expected to have a minimum of 44,342 MW of generating capacity by the end of the current calendar year.(9) As a result, the power generation capacity of companies in which AES has an interest will have grown by 5,009 percent in 9 years.(10)

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9        Of this 44,342 MW, 34,976 MW will be foreign. On a net equity basis, AES is expected to have a generating capacity of 33,825 MW at year-end 2000; 24,459 MW of which will be foreign.

10       4,543 percent on a net equity basis.


           The growth of AES's distribution business also has been fast-paced. In 1996, AES purchased its first interests in a distribution company. By the end of 1999, companies in which AES had an interest served approximately 15.9 million customers in the U.S. and abroad and sold over 123,000 gigawatt-hours of power.(11) Thus far in 2000, AES has acquired 87 percent of an electric distribution company serving 1.13 million customers in Venezuela and 100 percent of three electric distribution companies in El Salvador that together serve approximately 3.5 million customers.

           AES's market capitalization has mirrored its growth over the decade. AES's public offering in 1991 valued the company at $750 million. At present, AES's market capitalization has risen to approximately $28 billion, an increase of 3,600 percent in approximately 9 years.

           Exhibit K-12 lists the AES subsidiary companies which own generation facilities currently in operation, and also includes company operating locations, power generation capacities, AES net equity interests, and the regulatory status of the companies and/or generating facilities (i.e., whether QF, EWG, or FUCO). Exhibit K-12 also lists the distribution companies in which AES owns an interest, including location, regulatory status and the nature of AES's interest. Exhibit K-4 depicts the locations of AES's current generation and distribution businesses worldwide.

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11       Approximately 4.3 million customers and 31,244 gigawatt-hours on a net equity basis.


           2. MESSRS. BAKKE AND SANT

           While not parties to the Transaction, Messrs. Dennis W.
Bakke and Roger W. Sant seek Commission approval under Sections 9(a)(2) and 10 in connection with it. Mr. Bakke is AES's President and Chief Executive Officer. Mr. Sant is AES's the Chairman of the Board of Directors. Each of these individuals owns more than five percent, but less than ten percent of AES's common stock.

           3. IPALCO ENTERPRISES, INC.

           IPALCO was incorporated as a utility holding company in the State of Indiana in 1983. It has two first-tier subsidiaries: IPL and Mid-America Capital Resources, Inc. ("Mid-America"). For 1999, IPALCO's consolidated assets, revenues and net income were $2.316 billion, $835 million and $129 million, respectively. As noted above, IPALCO is an exempt holding company under Section 3(a)(1) pursuant to Rule 2.

           IPL is the electric utility company subsidiary of IPALCO. It engages primarily in generating, transmitting, distributing and selling electric energy in the city of Indianapolis and neighboring cities, towns, communities, and adjacent rural areas, all within the state of Indiana, the most distant point being about 40 miles from Indianapo lis. It also produces, distributes and sells steam within a limited area in Indianapolis. As of December 31, 1999, IPL served approximately 433,025 retail electric customers. At the end of 1999, the electric utility assets of IPL were $1.9 billion. In 1999, IPL received $800.4 million in electric utility revenues. IPL owns and operates three primarily coal-fired electric generating plants, one steam production plant that is coal and gas-fired, and a separately sited gas-fired combustion turbine. These facilities have total gross nameplate ratings of 3,104 MW, their winter capability is 3,136 MW and their summer capability is 3,035 MW. They also have a gross steam generation capacity of 1,990 Mlbs. (thousands of pounds) per hour.

           At the end of 1999, IPL's transmission system included 457 circuit miles of 345,000 volt lines, 359 circuit miles of 138,000 volt lines and 269 circuit miles of 34,500 volt lines. Above-ground distribution and service facilities include 19,892 wire miles of conductor. Underground distribution and service facilities include 686 miles of conduit and 6,487 wire miles of conductor. Underground street lighting facilities include 108 miles of conduit and 760 wire miles of conductor. Also included in the system are 73 bulk power substations and 69 distribution substations. Steam distribution properties include 22 miles of mains with 238 customer connections. At the end of 1999, IPL had total assets, operating revenues and net income of $2.0 billion, $834.7 million and $143.0 million, respectively. In March 2000, IPL entered into an agreement to sell all of its steam system assets to Citizens Gas & Coke Utility.

           Mid-America is the holding company for IPALCO's unregulated activities. Its subsidiaries are Mid-America Energy Resources, Inc. ("Energy Resources"), Indianapolis Campus Energy, Inc. ("ICE"), Cleveland Thermal Energy Corporation ("Cleveland Thermal") and Cleveland District Cooling Corporation ("Cleveland Cooling"). Energy Resources operates a district cooling system in downtown Indianapolis, Indiana. ICE owns and operates an energy system under contract to Eli Lilly and Company to provide cooling capacity to the Lilly Technology Center, in Indianapolis, Indiana. Agreement was reached in March 2000 to sell these Energy Resources and ICE facilities to Citizens Gas & Coke Utility. Cleveland Thermal owns and operates a district heating system in Cleveland, Ohio. Cleveland Cooling owns and operates a district cooling system also located in Cleveland. Cleveland Thermal and Cleveland Cooling conduct business jointly under the name Cleveland Energy Resources.

           As of December 31, 1999 Mid-America also had investments in Internet Capital Group, Inc. ("ICG") and EnerTech Capital Partners II L.P. ("EnerTech"), a venture capital fund. At December 31, 1999, Mid-America held 1,030,600 shares of ICG. During 2000, it sold all but 5,100 of those shares. During 1999, Mid-America made a commitment to invest $15 million in EnerTech. At December 31, 1999, Mid-America had funded $1.5 million of that commitment and expects to fund the balance during 2000.

           As of December 31, 1999, Mid-America and its subsidiaries had 82 employees. It had 1999 revenues of $34.3 million.

           C. TERMS OF THE TRANSACTION

           Under the Share Exchange Agreement, IPALCO's shareholders will be entitled to receive shares of AES common stock in exchange for each share of IPALCO common stock they own in accordance with an exchange ratio specified in the Share Exchange Agreement. Subject to adjustment as described below, the exchange ratio will be determined by dividing $25.00 ("Per Share Amount") by the average of the daily closing sale price per share of AES common stock as reported on the New York Stock Exchange Composite Tape on each of the 20 trading days ending on the date immediately prior to the fifth trading day before the closing of the share exchange, provided that the average trading price is greater than or equal to $31.50. If the average closing price is below $31.50, the exchange ratio will be determined by dividing the Per Share Amount by $31.50. Accordingly, subject to an adjustment described below, each IPALCO shareholder will receive a maximum of 0.794 shares of AES common stock in exchange for each share of IPALCO common stock. AES will pay cash in lieu of issuing any fractional shares. If the value of AES common stock to be received by IPALCO's shareholders is below $21.00, IPALCO has the right to terminate the transaction.

           The Per Share Amount, however, may be adjusted upon the occurrence of certain events. If the share exchange occurs after the Trigger Date (as defined below), the Per Share Amount will be increased by $0.15 plus a daily increase equal to $0.375 per calendar quarter (the equivalent of $0.00411 per day). The Trigger Date is defined as the latest of (i) March 31, 2001, (ii) the date which is 30 days after certification to the Commission required from the IURC under Section 33(a)(2) of the Act is issued, or (iii) the date on which all the conditions to closing (other than receipt approval by the Commission of the share exchange and the exemption of AES from registration as a holding company under PUHCA) have been satisfied or waived by AES. Notwithstand ing the foregoing, the Trigger Date will not occur if the approval required by the FERC is not received until after the receipt of the Commission's approval referred to above.

           Under the terms of the Share Exchange Agreement, each option to purchase a share of IPALCO stock outstanding and unexercised at the effective time of the share exchange will be assumed by AES and will thereafter be deemed to constitute an option to acquire shares of AES common stock. The number of shares of AES common stock that will be subject to the assumed stock options will be determined by multiplying the number of shares of IPALCO common stock subject to the stock option by the exchange ratio, rounded to the nearest whole share. The exercise price of such assumed stock options will be the exercise price per share of IPALCO common stock under the original stock option divided by the exchange ratio. The assumed stock options will otherwise be subject to the same terms as the existing stock options.

ITEM 2. FEES, COMMISSIONS AND EXPENSES

           The fees, commissions and expenses to be paid or incurred, directly or indirectly, by all parties in connection with the Transaction are estimated to total approximately $28 million.


ITEM 3. APPLICABLE STATUTORY PROVISIONS

           Sections 9(a)(2), 10, and 3(a)(5) of the Act are directly or indirectly applicable to the proposed Transaction.

           Section 9(a)(2) makes it unlawful for any person to acquire, directly or indirectly, the securities of a public utility company without Commission approval under the standards of Section 10, if the acquisition would cause that person to become an affiliate of that public utility and any other public utility or holding company. The term "affiliate" for this purpose means any person that directly or indirectly owns, controls, or holds with power to vote, five percent or more of the outstanding voting securities of the specified company.

           As a result of the Transaction, AES will acquire indirectly more than five percent of the voting securities of IPL, a public utility company, and following the Transaction, AES will be affiliated with two public utilities - IPL and CILCO. Accordingly, the Transaction requires Commission approval under the standards of Section 10. In addition to AES, Messrs. Bakke and Sant and Sant seek this approval.(12)

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12       Mr. Bakke and Mr. Sant each own as individuals more than 5 percent, but less than 10 percent, of AES's common stock. These individuals are thus indirect affiliates of CILCO and through the Transaction would become indirect affiliates of IPL. They therefore require Commission authorization under Sections 9(a)(2) and 10 to acquire, through AES, an interest in IPL. However, the Commission has found in Atlee M. Kohl, Holding Co. Act Release No. 22440 (April 1,
         1982), that while individuals are subject to Sections 9(a)(2) and 10, they are not required to satisfy the standards of Section 10 to the same degree that a company would under similar circumstances. In particular, unless the Commission declares under Sections 2(a)(7)(B) and 2(b) that an individual is a holding company, neither Section 11(b)(1) nor Section 10(c)(2) will apply to acquisitions by that individual of 5 percent or more of the voting securities of more than one public utility company. This means that issues related to system integration for the most part are excluded from any Section 10 analysis relating to acquisitions by individuals. The issues relevant to those acquisitions arise primarily under Section 10(b), i.e., interlocking relations or concentrations of control, reasonableness of consideration, and complexity of capital structure. These matters are discussed in
         Item 3.A.1 of this Application, and the indirect acquisitions by Messrs. Bakke and Sant do not alter the analysis presented there. Given the inapplicability of Sections 11(b)(1) and 10(c)(2) to Messrs. Bakke and Sant, authorizing AES to acquire IPALCO would a fortiori demonstrate that their indirect acquisitions satisfy the requirements of Sections 9(a)(2) and 10.

         Messrs. Bakke and Sant therefore request that the Commission grant them authorization under Sections 9(a)(2) and 10 at the same time that it grants AES such authorization. It should be emphasized that there is no need for the Commission separately to assess compliance with Section 9(a)(2) with respect to these individuals, as it has full jurisdiction over a corporate entity, AES, whose request to acquire IPALCO and IPL is the primary subject of this application.


           AES believes, for reasons explained below, that following the Transaction it will qualify for an exemption under Section 3(a)(5) of the Act. Accordingly it requests that the Commission issue an order granting an exemption under that provision. Section 3(a)(5) requires the Commission to exempt any holding company from the provisions of the Act if that company is not, and does not derive any material part of its income from a subsidiary that is, a company whose principal business within the U.S. is that of a public utility company, unless and except insofar as the Commission finds the exemption detrimental to the public interest or the interest of investors or consumers.

           A. SECTION 10

           Sections 10(b), 10(c) and 10(f) of the Act set forth the statutory standards to be considered by the Commission in evaluating the Transaction.

           1. SECTION 10(b).

           Under Section 10(b) of the Act, the Commission must approve the Transaction unless it finds that:

           (1) the Transaction will tend towards interlocking relations or the concentration of control of public-utility companies, of a kind or to an extent detrimental to the public interest or the interest of investors or consumers;

           (2) the consideration, including all fees, commissions and other remuneration, to whomsoever paid, to be given, directly or indirectly, in connection with the acquisition of securities or utility assets is not reasonable or does not bear a fair relation to the sums invested in or the earning capacity of the utility assets to be acquired or the utility assets underlying the securities to be acquired; or

           (3) the Transaction will unduly complicate the capital structure of the holding-company system of AES or will be detrimental to the public interest or the interest of investors or consumers or the proper functioning of that holding company system.

                  (a) DETRIMENTAL "INTERLOCKING RELATIONS" OR "CONCENTRA-
                      TION OF CONTROL."

           The Transaction will not result in detrimental interlocking relations or concentration of control. AES and IPALCO currently have no common directors, but following consummation of the Transaction there may be common directors and officers of AES, IPALCO, and IPL. These potential interlocking relationships, however, would serve to integrate the merging companies effectively and efficiently and can be found in virtually every merger transaction subject to Section 9(a). They would thus conform with industry practice accepted by the Commission and would not be detrimental to consumers, investors or the public.

           The Transaction also will not result in a detrimental concentration of control. The expected increase in size of AES's public utility operations resulting from the Transaction will not make the combined companies large in the aggregate. Instead, the Transaction will place two small utilities under common ownership, with their combined operations remaining, as explained further below, small by local, regional, and national standards. The utility operations of the combined companies would continue to be much smaller than almost all of its neighboring utilities and holding company systems such as Ameren Corporation, American Electric Power Company, and Cinergy Corp., which are among the largest utilities in the country.(13) As a consequence, the merged company will not be able to dominate the region. Following the Transaction, AES will have total utility assets of $2.6 billion, total utility revenues of $1.4 billion, and will serve approximately 622,000 electric customers and 197,000 gas customers. The utility activities of AES following the Transaction will be confined exclusively to the States of Illinois and Indiana. The Commission has approved a number of transactions which resulted in holding companies of a much larger size.(14) Moreover, as previously noted, AES will commit to enter into an agreement with an unaffiliated person within three years of completion of the Transaction to divest all assets of CILCO subject to Commission jurisdiction. Following such a divestiture, AES's activities and assets subject to Commission jurisdiction would be limited to those of IPL, all of which are confined to Indiana.

           Section 10(b)(1) also requires the Commission to consider possible anticompetitive effects of a proposed merger. The Commission has concurrent jurisdiction with the Department of Justice (the "DOJ"), the Federal Trade Commission (the "FTC"), and FERC in this case to consider the competitive effects of the Transaction. As required by the HSR Act, AES and IPALCO filed Notification and Report Forms with the DOJ and the FTC on November 8, 2000 describing how the Transaction will affect competition. The applicable waiting period under the HSR Act must expire or be terminated by the FTC before AES can proceed to complete the Transaction. In addition, AES and IPALCO filed with FERC on November 14, 2000 an application for approval of the merger under Section 203 of the Federal Power Act. FERC has immediate jurisdiction over both CILCO's and IPL's utility operations and will assess the competitive effects of the Transaction. This filing, which is attached as Exhibit D-1, contains a detailed explanation of why the Transaction will not produce any adverse competitive effects. FERC will not approve the Transaction absent a finding that it is in the public interest and will not adversely affect competition.

-----------

13 As of December 31, 1999, Ameren had consolidated assets of $9.2 billion and operating revenues of $3.5 billion, AEP had consolidated assets of $21.5 billion and consolidated operating revenues of $6.9 billion, and Cinergy had consoli dated assets of $9.6 billion and consolidated operating revenues of $5.2 billion.

14 See, e.g., TUC Holding Co., Holding Co. Act Release No. 26749 (Aug. 1, 1997) ("TUC Holding"). TUC Holding has utility assets of approximately $19.6 billion, operating utility revenues of approximately $6.9 billion and approxi mately 2.7 million utility customers. See also NIPSCO Industries, Inc. Holding Co. Act Release No. 26975 (Feb. 10 1999); CINergy Corp., Holding Co. Act Release No. 26146 (Oct. 21, 1994); National Grid Group plc, Holding Co Act Release No. 27154 (March 15, 2000) ("National Grid").


           The analysis performed by Dr. William Hieronymus of the consulting firm of PHB/Hagler Bailly in connection with the FERC application, attached to this Application as part of Exhibit D-1, explains why the combination of AES and IPALCO will not have anticompetitive effects. This analysis considers the impact on competition of combining IPL's generation and transmission assets with those of CILCO and other capacity of AES relevant to FERC competition analysis. Dr. Hieronymus found that approximately 3,900 MW of additional capacity owned by AES, located primarily in New England, New York, Ontario, PJM, and SPP was too remote from the relevant markets to have significance for analyzing the Transaction's effects on competition. He concluded that the Transaction would not increase either AES's or IPALCO's ability or incentive to exercise anticompetitive market power in wholesale electric markets. He found that the Transaction would not result in any violation of the "safe harbor" limits contained in the merger guidelines used by the FERC.

           This conclusion is not surprising given the relatively small presence of CILCO and IPL within the region and their historical lack of interaction. CILCO owns or controls only about 1,150 MW of generating capacity, while there are about 58,000 MW in the reliability region in which it operates, the Mid-American Interconnected Network. The peak summer capacity of IPL's generation is approximately 3,035 MW, while there are about 110,000 MW in its region, the East Central Area Reliability Council. The combined company will own less than 3 percent of the total capacity in the Mid-America Interconnected Network and the East Central Area Reliability Coordination Agreement regions.

           Dr. Hieronymus also found that the Transaction would not adversely affect competition in the transmission market. CILCO is a member of the Midwest Independent System Operator (the "MISO"), a FERC-approved independent system operator that is scheduled to begin operations on June 1, 2001. AES also has committed that IPL, as an AES subsidiary, will join a regional transmission organization ("RTO") if the FERC deems it necessary to avoid an evidentiary hearing in its review of the Transaction. The Commission can thus conclude that the Transaction will not adversely affect competition. Indeed, for the reasons stated below, the Commission may conclude that the Transaction will facilitate even greater competition in electric wholesale and retail markets.

           Recent developments in the U.S. electric industry demonstrate a clear transition from a system of regulated monopolies to one of market competition. FERC already has introduced competition into wholesale electric markets through its many orders authorizing market-based rates for wholesale power sales and a series of orders mandating non-discriminatory access to electric transmission facilities and encouraging the formation of regional transmission organizations.

           Moreover, AES commits to enter into an agreement with an unaffiliated person within three years of completion of the Transaction to divest its ownership of all assets of CILCO which are subject to regulation under the Act. This would reduce the size of AES's public utility holdings and correspondingly diminish any concerns about the size and market share of AES's utility business.

           Additional benefits accompanying the Transaction are outlined in
Item 3(A)(2)(b) of this Application, and are benefits which the Commission has weighed against any concerns about concentration of control it has had in other transactions. See American Electric Power Co., Holding Co. Act Release No. 20633 (July 21, 1978).

           For all of these reasons, AES maintains that the Transaction will not result in a concentration of control that will be detrimental to the public interest. On the contrary, it will facilitate an actual increase in competition in regional electricity markets.

           (b) FAIRNESS OF CONSIDERATION.

           Section 10(b)(2), as applied to the Transaction, provides that the Commission shall approve the Transaction unless it finds that the consideration paid by AES to the shareholders of IPALCO is not reasonable or does not bear a fair relation to the earning capacity of the utility assets underlying the IPALCO shares. In determining whether the consideration for an acquisition meets the fair and reasonable test of
Section 10(b)(2), the Commission has considered whether the price resulted from arm's-length negotiations and whether each party's Board of Directors has approved the purchase price.(15) The Commission also considers the opinions of investment bankers and the earnings, dividends, and book and market value of the shares of the company to be acquired.(16)

----------

15 American Natural Gas Co., Holding Co. Act Release No. 15620 (Dec. 12, 1966) (holding that evidence of arm's-length negotiations can provide support for concluding that proposed consideration is just and reasonable); Consolidated Natural Gas Co., Holding Co. Act Release No. 25040 (Feb. 14, 1990) (holding that approval of an acquisition by the Boards of Directors of the parties can provide support for concluding that proposed consideration is just and reasonable).

16 National Grid (finding that opinions of investment bankers of the parties provide support for concluding that consideration is fair from a financial point of view).


           Under the Share Exchange Agreement, each owner of pre-Transaction IPALCO common stock will be entitled to receive shares of AES common stock, and cash in lieu of fractional shares of AES common stock, in accordance with the provisions of the Share Exchange Agreement described above. The consideration to be paid to IPALCO shareholders was the result of arm's-length negotiations between the management and financial and legal advisors of AES and IPALCO over a period of several months, as explained in detail at pages 18 through 21 of the Registration Statement. (Exhibit. C-1) The Boards of Directors of AES and IPALCO approved the Transaction in separate meetings.

           As noted in the Registration Statement, a nationally-recognized investment banking firm retained by IPALCO, UBS Warburg, LLC, reviewed extensive information concerning IPL and analyzed the respective conversion ratios employing several valuation methodologies for purposes of evaluating the fairness to IPALCO's shareholders of the consideration offered by AES. In connection with the approval of the Share Exchange Agreement, IPALCO's Board of Directors considered UBS Warburg's opinion to the effect that the aggregate consideration to be received by IPALCO common shareholders in connection with the Transaction is fair to such holders from a financial point of view. This fairness opinion is attached to this Application as Annex B to Exhibit C-1 and incorporated herein by reference.

           In rendering its fairness opinion, UBS Warburg performed a number of analyses relevant to the fairness of the Transaction consideration, including comparing select historical and projected operating performance data of IPALCO with that of similar companies and discounted cash flow analyses. In preparing its opinion, UBS Warburg reviewed, among other things, both public and non-public historical and projected financial information and forecasts related to the earnings, assets, business, dividends, cash flow, and prospects of IPALCO, and comparable companies. A detailed summary of the financial opinions is contained at pages 23 to 30 of the Registration Statement (Exhibit C-1).

           Moreover, following the receipt of the Registration Statement containing this fairness opinion, IPALCO's common shareholders will vote on whether to approve the Transaction at a meeting to be held on October 20, 2000. An affirmative vote of the shareholders will be further evidence that the consideration they will receive is fair.

           In light of the fairness opinion of UBS Warburg and considering all relevant factors, AES believes that the aggregate consideration to be paid is reasonable and bears a fair relation to the earnings capacity of the utility assets underlying IPALCO's shares. Accordingly, the consideration to be paid by AES meets the standards of Section 10(b)(2).

           (c) REASONABLENESS OF FEES.

           AES submits the overall fees, commissions, and expenses incurred and to be incurred in connection with the Transaction to be reasonable and fair, given the relative size and complexity of the Transaction and its anticipated benefits to the public, investors, and consumers and thus meet the standards of Section 10(b)(2). This conclusion is supported by the consistency of these fees, commissions, and expenses with recent Commission precedent.

           As stated in Item 2 above, the parties expect to incur a total of approximately $28 million in fees, commissions and expenses in connection with the Transaction. This amount compares favorably with the fees associated with recent transactions approved by the Commission.(17)

           (d) CAPITAL STRUCTURE AND THE PUBLIC INTEREST

           Section 10(b)(3) requires the Commission to determine whether the Transaction will unduly complicate AES's capital structure or would be detrimental to the public interest, the interests of investors or consumers, or the proper functioning of AES's system.

           Following the Transaction, AES will have a capital structure which is substantially similar to capital structures which the Commission has approved in other orders.(18) Upon completion of the Transaction, AES will own 100 percent of the shares of IPALCO Common Stock and 100 percent of the shares of CILCORP common stock. The Transaction will not affect the outstanding securities of IPALCO. For these reasons, AES believes that the Transaction will not unduly complicate its capital structure.

----------

17 See TUC Holding Co. (estimated fees and expenses of $37 million); Kansas Power & Light Co., Holding Co. Act Release No. 25465 (Feb. 5, 1992) (estimated fees and expenses of approximately $30 million); New Century Energies, Inc., Holding Co. Act Release No. 26748 (Aug. 1, 1997) (estimated fees and expenses of $23.5 million).

18 See, e.g., TUC Holding Co.; CINergy Corp., Holding Co. Act Release No. 26146 (Oct. 21, 1994); Entergy Corp., Holding Co. Act Release No. 25952 (Dec. 17, 1993); American Electric Power Co. and Central and South West Corp., Holding Co. Act Release No. 27186 (June 14,
         2000); New Century Energies, Inc., Holding Co. Act Release No. 27212 (Aug. 16, 2000). In each of these orders, the Commission approved mergers which resulted in a holding company acquiring 100 percent of a utility operating company's common stock.


Set forth below are summaries of the historical capital structures of AES (including CILCORP) and IPALCO as of June 30, 2000, and the pro forma consolidated capital structures of AES and IPALCO as of that date:


                                               Table 1
                            AES (Including CILCORP) and IPALCO Historical
                    Capital Structures as of June 30, 2000 (dollars in millions)
                                             (unaudited)

                                                      AES                          IPALCO

Common Stock Equity                           $3,990          17.4%           $666         42.8%

Preferred Stock of Sub-                            -           0.0%            $59          3.8%
sidiary

Preferred Securities                          $1,528           6.7%              -          0.0%

Minority Interest                             $1,720           7.5%              -          0.0%

Long-term Debt                               $15,720          68.5%           $824         53.0%

Short-term Debt                                    -           0.0%             $6          0.4%

Total Capitalization                         $22,958         100.0%         $1,555        100.0%



           AES's Post-Transaction Consolidated Capital Structure
                            As of June 30, 2000
                           (dollars in millions)
                                (unaudited)

                                             AES

Common Stock Equity                 $4,656         19.0%

Preferred Securities                $1,528          6.2%

Minority Interest                   $1,779          7.3%

Long-term Debt                     $16,544         67.5%

Short-term Debt                         $6          0.0%

Total Capitalization               $24,513        100.0%


                  The ratio of consolidated common equity to total capitalization of the combined companies will be, on an unaudited pro forma basis, 19 percent. This figure is less than the ratio of approximately 30 percent that the Commission has deemed traditionally acceptable on policy grounds. This requirement, however, applies to registered holding companies and is based on requirements that the Commission finds conducive to good public utility management. AES, however, is predominantly a non-utility energy provider, and its shareholders are accustomed to levels of debt that exceed the traditional Commission standard, which in any event applies to registered, rather than exempt, holding companies. In addition, the level of debt assumed by AES does not represent a risk to IPL ratepayers, who will remain unaffected by it. IPL will retain a level of common equity well above the level that the Commission deems prudent for traditional public utility companies, and its financings will continue to be subject to IURC jurisdiction. In addition, as discussed earlier in Item 1(B)(1), AES believes that the Transaction, by achieving efficiencies and economies, will benefit the interests of the public, consumers and investors and will not impair the proper functioning of the holding company system.

                  Set forth below are summaries of the historical capital structures of AES, excluding CILCORP's jurisdictional utility assets, and IPALCO as of June 30, 2000, and the pro forma consolidated capital structures of AES and IPALCO as of that date:



                                  Table 2
          AES (Excluding CILCORP PUHCA-Jurisdictional Assets) and
            IPALCO Historical Capital Structures as of June 30,
                         2000 (dollars in millions)

                                        AES                      IPALCO

Common Stock Equity             $3,990      17.4%            $666      42.8%
Preferred Stock of                   -       0.0%             $59       3.8%
Subsidiary
Preferred Securities            $1,528       6.7%               -       0.0%
Minority Interest               $1,720       7.5%               -       0.0%
Long-term Debt                 $15,720      68.5%            $824      53.0%
Short-term Debt                      -       0.0%              $6       0.4%
Total Capitalization           $22,958     100.0%          $1,555     100.0%


 AES's Post-Transaction Consolidated Capital Structure as of June 30, 2000
                           (dollars in millions)
                                (unaudited)

                                       AES

Common Stock Equity             $4,656      19.0%
Preferred Securities            $1,528       6.2%
Minority Interest               $1,779       7.3%
Long-term Debt                 $16,544      67.5%
Short-term Debt                     $6       0.0%
Total Capitalization           $24,513     100.0%


                  Table 2 does not differ from Table 1, as a divestiture of CILCORP's jurisdictional utility assets is not expected to impact the capital structure of AES. Debt associated with the acquisition of CILCORP is expected to remain with AES. Moreover, AES at this time is unable to predict with any degree of accuracy any potential gain or loss resulting from the divestiture, which would be the only item associated with the divestiture to impact AES's common stock equity. Therefore, AES has concluded that any change in the capital structure would be minimal and is not recorded in the above table.

                  2.       SECTION 10(c).

                           (a)      SECTION 10(c)(1).

                  Under Section 10(c)(1), the Commission must not approve an acquisition which is "unlawful under the provisions of Section 8" or "detrimental to the carrying out of the provisions of Section 11." Section 8 prohibits an acquisition by a registered holding company of an interest in an electric utility and a gas utility serving substan tially the same territory without the express approval of the state commission when state law prohibits or requires approval of the acquisition. Section 8 applies only to registered holding companies and is thus inapplicable to the Transaction. The Transaction does not require any approvals under Indiana law and is not unlawful under the laws of that state.

                  Section 11(b)(1) requires a registered holding company, with limited exceptions, to limit its operations to a "single integrated public-utility system, and to such other businesses as are reasonably incidental, or economically necessary or appropriate to the operations of such integrated public-utility system."

                  Section 2(a)(29) provides separate definitions for "integrated pub lic-utility system" for gas and electric companies. For electric utility companies, the term means:

                  a system consisting of one or more units of generating plants and/or transmission lines and/or distributing facilities, whose utility assets, whether owned by one or more electric utility companies, are physically interconnected or capable of physical interconnection and which under normal conditions may be economically operated as a single interconnected and coordi nated system . . . .

For gas utilities, the term means:

                  a system consisting of one or more gas utility companies which are so located and related that substantial economies may be effectuated by being operated as a single coordinated system confined in its operations to a single area or region . . . [p]rovided, that gas utility companies deriving natural gas from a common source of supply may be deemed to be included in a single area or region.

With respect to either type of company, the system must be:

                  confined in its operations to a single area or region, in one or more States, not so large as to impair
                  (considering the state of the art and the area or region affected) the advantages of localized management, efficient operation, and the effectiveness of regulation. . . .(19)

-----------

19 For gas companies, utilities deriving natural gas from a common source of supply may be deemed to be included in a single area or region.


                  Section 11(b)(1) permits the acquisition and retention of more than one integrated utility system only if the requirements of Section 11(b)(1)(A),(B) and (C) are satisfied.

                  The Commission consistently has recognized that strict compliance with the standards of Section 11 is not required where the resulting holding company is exempt under Section 3. See, e.g., Gaz Metropolitain, Inc., Holding Co. Act Release No. 26170, 58 SEC 189 (Nov. 23, 1994) ("Gaz Metropolitain"). Nonetheless, in applying Section 10(c)(1) to an exempt holding company, the Commission focuses on whether the acquisition would be detrimental to the core concerns of Section 11, namely the protection of the public interest and the interests of investors and consumers. WPL Holdings, Holding Co. Act Release No. 24590 (Feb. 26, 1988), aff'd in part and rev'd in part sub nom. Wisconsin Environmental Decade, Inc. v. S.E.C., 882 F.2d 523 (D.C. Cir. 1989); WPL Holdings, Inc., Holding Co. Act Release No. 26856 (April 14, 1998). In addition:

         The Commission has previously determined that a holding company may acquire utility assets that will not, when combined with its existing utility assets, make up an integrated system or comply fully with the ABC clauses, provided that there is a de facto integration of contiguous utility properties and the holding company will be exempt from registration under section 3 of the Act following the acquisition.

WPS Resources Corp., Holding Co. Act Release No. 26922 (Sept. 28, 1998) (citing BL Holding Corp., Holding Co. Act Release No. 26875 (May 15, 1998); TUC Holding; Gaz Metropolitain.).

                  The Transaction is fully consistent with the standards of
Section 10(c)(1) as applied to exempt holding companies. It will combine, via common ownership by AES, CILCO's electric and gas system with IPL's electric system, producing a combined enterprise that will better serve the needs of its customers and the interests of its investors by offering more efficient energy supply and delivery service in competitive markets. The Transaction will not impede the ability of the Illinois Commerce Commission ("ICC") or the IURC to carry out their statutory responsibilities with respect to the utility activities of CILCO or IPL. The utility operations of the combined enterprise will continue to be regulated by the ICC and the IURC after the merger.

                  CILCO's existing gas and electric systems meet the de facto integration standard. The service territories of CILCO's existing gas and electric systems overlap. Moreover, the gas and electric systems have been combined for many years and share corporate services.

                  The CILCO and IPL electric systems will be coordinated primarily through common ownership by AES during the period of that ownership and through application of the considerable expertise that AES is able to contribute to their operations. The acquisition of IPALCO by AES can result in increased operating efficiency at IPALCO and CILCORP by utilizing economies of scale in the generation and retail segments of the business. Areas such as fuel procurement, environmental compliance, labor relations, billing, customer service and marketing are targeted for improvement. The efficiencies may come from either the elimination of duplicated resources or improved unit costs resulting from spreading common fixed costs over a larger customer base. Although the CILCO and IPL electric systems will not be a single integrated system under the Commission's current interpretation as it is applied to registered holding companies, an exempt company need not satisfy the standards of Section 11, nor the requirements of the ABC clauses. WPS Resources (approving merger of two electric systems which are not jointly dispatched and which do not constitute a single integrated system); Sierra Pacific Resources, Holding Co. Act Release No. 27054 (July 26, 1999) (same).

                  First, although the utility systems of CILCO and IPL will "lack[] economic joint dispatch, the two systems will be coordinated . . .
 ." WPS Resources, at 11. CILCO and IPL will be able to integrate many services, including accounting and finance, information services, external relations, legal and executive administration, customer service, and marketing and sales.

                  Second, while the electric service territories of the CILCO and IPL public utility systems do not overlap, they are in close proximity. Id. at 12.

                  Finally, as noted above, the Transaction will produce a combined entity that will be able to compete more efficiently and effectively in providing energy services to customers. Thus, the Commission should find that the Transaction would not be detrimental to the interest of Section 11, and thereby satisfies the requirements of Section 10(c)(1).

                           (b)      SECTION 10(C)(2).

                  Section 10(c)(2) requires that the Commission not approve an acquisition unless "the Commission finds that such acquisition will serve the public interest by tending towards the economical and efficient development of an integrated public-utility system."

                  The Commission has interpreted Section 10(c)(2) to permit the approval of acquisitions resulting in more than one integrated system. "[W]e have indicated in the past that acquisitions may be approved even if the combined system will not be a single integrated system. Section 10(c)(2) requires only that the acquisition tend 'towards the economical and the efficient development of an integrated public-utility system.'"(20) The Commission has held that "where a holding company will be exempt from registration under Section 3 of the Act following an acquisition of non-integrating utility assets, it suffices for purposes of Section 10(c)(2) to find benefits to one integrated system."(21)


--------

20 Gaz Metropolitain, 58 SEC at 192 (quoting Union Electric Company, Holding Co. Act Release No. 18368, 45 SEC 489, 504-06 (April 10,
         1974), aff'd without op. sub nom. City of Cape Girardeau v. SEC, 521 F.2d 324 (D.C. Cir. 1975)).

21       TUC Holding Co., supra.

                  In this case, both the CILCO and IPL utility systems will realize a number of benefits from the Transaction. The Transaction will combine via AES ownership two companies with complementary operations and expertise, and provide important strategic, financial and other benefits to the merging companies, shareholders and customers.

                  The Transaction will have a number of operational benefits that will result in economic efficiencies for both utility systems. As discussed above, economies will result from combining and coordinating operations of CILCO and IPL with respect to corporate functions, including accounting and finance, human resources, information services, external relations, legal and executive administration. In addition, AES expects that the Transaction will result in various cost savings through the integration of corporate programs (e.g., insurance, advertising), customer support functions (e.g., customer service, marketing and sales) and an increased ability to meet competition in energy markets. A number of recent Commission orders have noted the importance such benefits have for satisfying the Act's integration requirements. New Century Energies, Inc., Holding Co. Act Release No. 27212 (Aug. 16, 2000); American Electric Power Co., Holding Co. Act Release No. 27186 (June 14,
2000). The Transaction also will allow CILCO and IPL to offer a greater range of services to customers, making them more competitive, and will provide significantly increased financial resources to both companies, making them better able to meet customer needs. The Commission previously has found that similar benefits satisfied the affirmative finding required under Section 10(c)(2). See, e.g., WPL Holdings, Inc., Holding Co. Act Release No. 25096; 50 S.E.C. 233, 237 (May 25, 1990) (benefits supporting
Section 10(c)(2) finding include "[a] structure that could more effectively address the growing national competition in the energy industry, refocus various utility activities, facilitate selective diversification into non-utility business . . . and provide additional flexibility for financing
 . . ."). Accordingly, the Commission should find that the requirements of
Section 10(c)(2) are satisfied with regard to the Transaction.

                  3.       SECTION 3(a)(5)

                  Under Section 3(a)(5), a holding company and its subsidiaries will be exempt from the provisions of the Act (except for Section 9(a)(2)) if the holding company is not and does not derive any material part of its income from a subsidiary whose principal business within the U.S. is that of a public utility company. As the Commission has noted, the Section 3(a)(5) exemption is meant to be available to a holding company system with foreign operations whose U.S. utility operations "account for no material part of the holding company's income" and are "small in size." Gaz Metropolitain, (quoting and citing Electric Bond and Share Company, Holding Co. Act Release No. 11004, 1952 WL 1058 (Feb. 6,
1952) ("Electric Bond and Share")). For the reasons set forth below, AES will qualify for a Section 3(a)(5) exemption upon completion of the Transaction.

                           (a)      MATERIALITY OF CILCO/IPL REVENUES

                  In the relatively few cases decided under Section 3(a)(5) where the Commission has addressed the materiality of the U.S. utility subsidiary, the Commission has considered the relative size of the U.S. utility subsidiary's operations, expressed as a percentage of the applicant holding company's total operations, based upon a variety of financial yardsticks. See, e.g., Gaz Metropolitain (citing to U.S. utility contributions to holding company total consolidated revenues, net income, and net utility plant); TransCanada Pipelines Ltd, Holding Co. Act Release No. 25647 (Oct. 6, 1992) (citing to percentages of holding company total revenues and net assets); Consumers' Gas Co., Holding Co. Act Release No. 14956 (Oct. 17, 1963) (comparing U.S. utility and holding company revenues, net income, and net assets). Most recently, the Commission has stated that it usually relies on a comparison of gross revenues, referred to as the "gross-to-gross" test, which may be adjusted to account for specific features of a particular situation. NIPSCO Industries, Inc., Holding Co. Act Release No. 26975 (Feb. 10, 1999) ("NIPSCO"); AES.

                  The Commission similarly has no strict test for determining materiality of income under Section 3(a)(5), and it has noted that "factors other than mere percentages must be taken into consideration" when applying the materiality standard. AES, slip opinion at 30 (citing the discussion of the Section 3(a)(1) exemption found in NIPSCO, supra). The Commission has also stated that its "interpretation of the term 'material' under each section of 3(a) must be informed by the underlying policy concerns that exemption addresses." AES at 15. It should be noted that the Commission Staff has recommended that the Commission adopt a more flexible standard for exemptions under Section 3(a), urging the agency to take into account the ability of affected state commissions to "adequately protect utility consumers against any detriment that might be associated with certain activities of exempt holding companies." The Regulation of Public-Utility Holding Companies (June 1995), pp. 119-120. As explained below, the ICC and IURC have such ability here.

                  The Commission has granted Section 3(a)(5) exemptions where the U.S. utility subsidiary represented less than approximately 5 percent of total holding company revenues. See, e.g., Gaz Metropolitain; TransCanada Pipelines. The Commission also has indicated that a holding company that derived approximately 46 percent of its total business revenues from a utility subsidiary (in the form of fees for underwriting services) received a material amount of income from such subsidiary. H.M. Byllesby & Co., Holding Co. Act Release No. 1882 (Jan. 15, 1940). See also Cities Service Co., Holding Co. Act Release No. 2444, 8 SEC 318 (Dec. 23,
1940) ("Cities Service") (noting in dicta that U.S. utility subsidiary contributions to holding company of approximately 30 percent of gross revenues and 45 percent of net fixed assets would be considered material). See also NIPSCO (in the Section 3(a)(1) context, the Commission has emphasized that there is no strict percentage test for assessing materiality under Section 3(a)(1)). Most recently, in AES the Commission found on the basis of factors that included the absence of abuses that the Act was intended to prevent, the Commission's reporting requirements, and regulatory authority of the state in question, that 10.35 percent of net operating revenues was not material for the purposes of a Section 3(a)(5) exemption.(22) AES at 15-16.

--------

22 In NIPSCO, the Commission observed that the "[c]omponents of gross revenues are different for electric and gas utilities" and that "pass-through costs" (e.g., purchased gas and fuel for electric generation) constitute a larger part of gross revenues for a gas utility than for an electric utility. The Commission thus concluded that where a predominantly electric system (such as NIPSCO, AES) acquired an exclusively gas system (Bay State, CILCO), a reliance on gross revenues comparisons would distort the relative sizes of the merging companies.

                  Although AES has committed to divest CILCO's jurisdictional assets, a review of the combined contributions of CILCO and IPL to AES's total operations (including CILCORP and IPALCO), from the perspective of a variety of financial indicators, reveals that total utility activities and assets constitute a relatively small percentage of AES's overall business, a percentage that will become increasingly minor over time, as the size of AES's business continues to grow. Set forth below in Table 3 are the percentages, on a pro forma basis for 1998-2000, of gross revenues;(23) operating income (expressed as earnings before interest and taxes); net income; unleveraged net income (expressed as post tax income, excluding interest expense); and net assets of CILCO and IPL, to the total gross revenues; operating income; net income; unleveraged net income; and net assets of AES as a whole.

--------

23 Because the proposed Transaction would combine a predominantly electric company (AES, including CILCORP) with an exclusively electric company (IPL), a net operating revenues percentage would not differ materially from a gross revenues percentage.


                                  Table 3
                       CILCO and IPL Contributions To
                  AES/IPALCO Consolidated Holding Company
                     (Proportional Consolidation Basis)
                                ($Millions)
-------------------------------------------------------------------------------
                                           1998            1999          2000**
-------------------------------------------------------------------------------
GROSS REVENUES*                           26.37%          24.31%         16.02%
CILCO                                      538              562           578
CILCORP (excluding CILCO)                   21              19             11
IPL                                        786              800           839
IPALCO (excluding IPL)                      35              34             34
AES (excluding CILCORP and IPALCO)        3,640            4,189         7,388
AES/CILCORP/IPALCO                        5,020            5,604         8,850
-------------------------------------------------------------------------------
OPERATING INCOME                          26.23%          20.83%         16.26%
CILCO                                       93              55            112
CILCORP (excluding CILCO)                  (1)             (14)           (8)
IPL                                        261              268           271
IPALCO (excluding IPL)                     (1)               -             2
AES (excluding CILCORP and IPALCO)         997             1,242         1,977
AES/CILCORP/IPALCO                        1,349            1,551         2,354
-------------------------------------------------------------------------------
NET INCOME                                39.61%         42.94%***       24.15%
CILCO                                       41              16             51
CILCORP (excluding CILCO)                  (25)            (17)           (38)
IPL                                        140              137           139
IPALCO (excluding IPL)                     (10)             (9)           (6)
AES (excluding CILCORP and IPALCO)         311              229           642
AES/CILCORP/IPALCO                         457              356           788
-------------------------------------------------------------------------------
UNLEVERAGED NET INCOME****                23.52%          16.56%         11.55%
CILCO                                       59              34             70
CILCORP (excluding CILCO)                  (17)              9             10
IPL                                        179              176           177
IPALCO (excluding IPL)                      16              18             16
AES (excluding CILCORP and IPALCO)         775             1,031         1,871
AES/CILCORP/IPALCO                        1,012            1,268         2,144
-------------------------------------------------------------------------------
NET ASSETS                                19.87%          12.10%         9.18%
CILCO                                     1,024            1,056         1,056
CILCORP (excluding CILCO)                  288              775           775
IPL                                       1,953            1,979         1,935
IPALCO (excluding IPL)                     166              337           335
AES (excluding CILCORP and IPALCO)        11,550          20,928         28,484
AES/CILCORP/IPALCO                        14,981          25,075         32,585
-------------------------------------------------------------------------------
* In calculating the gross revenues percentage, the numerator is equal to the total gross business revenues of IPALCO and CILCO, excluding all revenues from non-utility activities. The denominator is comprised of all business revenues (including revenues from all IPALCO/IPL and CILCORP non-utility activities) plus all of AES's business revenues.

**     Projected.

*** During 1999, the Brazilian Real experienced a significant devaluation relative to the U.S. Dollar, resulting in significant foreign currency transaction losses during 1999. As a result, AES recorded approximately $150 million, after taxes, of noncash foreign currency transaction losses on its investments in Brazilian affiliates during 1999. Absent these developments, AES net income excluding CILCORP and IPALCO would have been $379 million, yielding a 30.2% contribution to net income by IPALCO and IPL.

**** See discussion infra regarding impact of AES leveraged capital structure on net income calculations.

                  The AES data contained in Table 3 is compiled on a proportional consolidation basis rather than in accordance with GAAP. On a proportional consolidation basis, revenues and assets are allocated to AES on a pro rata basis in proportion to the ownership percentages held by AES in each of the projects/companies in which it has an equity interest. AES holds a less-than-50 percent equity interest in a number of projects that generate substantial revenues.(24) On a proportional consolida tion basis, revenues from sales made by these less than majority-owned investments are included as revenues in statements of operations. On financial statements prepared in accordance with GAAP, on the other hand, returns from less than majority-owned projects are not reported as revenues, but instead are reported as equity in earnings of affiliates (gross of income taxes). Thus, although GAAP-based data is the appropriate data for use in other contexts, using GAAP-based data here would understate the revenues AES earns from its electric business. The proportional consolidation data provides a more accurate representation of the size of AES's generation and distribution business relative to that of IPL's business for purposes of the Commission's materiality analysis.

--------

24 AES holds majority equity interests in a number of projects/companies. Under GAAP, revenues and income from such projects are included in AES's consolidated financial statements in the same manner as wholly-owned projects. However, the revenue impact of these holdings is far outweighed by the exclusion of minority-owned projects from the calculation of AES's GAAP-based gross revenues.

                  Commission precedent supports appropriate adjustments to financial data reported on the basis of prescribed, conventional accounting treatments, where, in light of the policies underlying the Act, they would more accurately represent the company's operations, revenues, or other pertinent criteria. For example, on several occasions, the Commission has considered proportional consolidation data. See, e.g., Northern New England Co., Holding Co. Act Release No. 11711 (Feb. 13, 1953) (applying propor tional consolidation approach to re-state and allocate income and balance sheet amounts to reflect ownership percentages) and Sioux City Gas and Electric Co., Holding Co. Act Release No. 9303 (Sept. 8, 1949) (applying proportional consolidation approach to evaluation of dividend coverage ratios). See also Consolidated Cities Light, Power & Traction Co., Holding Co. Act Release No. 4130 (Feb. 23, 1943) (consideration of company's "indirect" sources of income, such as payments by another company of its interest and sinking fund requirements on outstanding debt). In AES the Commission agreed that use of proportional consolidation was appropriate for determining whether income from CILCO was material for purposes of
Section 3(a)(5). The Commission noted in this connection that it has "traditionally focused on revenues, rather than net income, in measuring the materiality of a subsidiary under Section 3(a)" and that proportional consolidation would allow the Commission "to consider the revenues generated by companies whose results are reflected on AES's financial statements under the equity method." AES at 14.

                  In addition, proportional consolidation is consistent with the status of the minority-interest businesses as subsidiary companies of AES. AES owns at least 10 percent of the voting securities of such companies, and as noted above, participates in their management and operation. Therefore, it is appropriate to allocate the revenues and assets of these companies to AES on a pro-rata basis. To do otherwise would underestimate significantly the extent of AES's foreign operations.(25)

--------

25 AES also has calculated the percentages set forth in Table 3 in accordance with GAAP. Such calculations are set forth in Exhibit K-4. As explained above, however, use of this GAAP-based data understates the size of AES's worldwide business relative to CILCO and IPL, whereas data compiled on a proportional consolidation basis provides a more accurate comparison of the size of IPL and CILCO to the size of the AES/CILCORP/IPALCO merged company.

                  Although Table 3 includes data for 1998, 1999, and 2000, given AES's phenomenal growth, the 2000 data is by far the most relevant for purposes of comparing the relative size of IPL and CILCO with AES. As the description in Item 1, Section B above notes, AES's revenues increased approximately 1,600 percent between 1990 and 1999. A projection of AES shows that AES's revenues will increase approximately 76 percent between 1999 and 2000. Unlike a traditional utility company, whose financial results are relatively static over time or who has year-to-year variations (perhaps attributable to weather conditions, or one-time extraordinary changes) that can best be viewed over a several-year period, AES has experienced and will continue to experience rapid growth through project development and acquisitions. In fact, in light of its rapid growth, AES will be quite a different company at the end of 2000 than it was in 1999. As reflected in Table 3, a projection of AES shows that between the end of 1998 and the end of 2000 on a proportional consolidated basis its gross revenues will have grown 103 percent, from $3,640 million to $7,388 million; operating income will have grown 98 percent, from $997 million to $1,977 million; net income will have grown 106 percent, from $311 million to $642 million; unleveraged net income will have grown 141 percent, from $775 million to $1,871 million; and net assets will have grown 147 percent, from $11,550 million to $28,484 million.(26) Therefore, in light of AES's significant growth from the years 1998 through 2000, the financial data for 1998 and 1999 do not provide an accurate picture of the relative size of AES in relation to utility operations of CILCO and IPL.

--------

26 Similarly, use of an average of financial information for the years 1998 through 2000 also significantly understates the extent of AES's operations and therefore also proves inadequate. A projection of AES shows that AES's 2000 gross revenues are 88.7 percent greater than the average of AES's gross revenues for the years 1998 through 1999. Further, AES' 2000 operating income is
         76.5 percent greater than the two-year average; 2000 net income is
         137.7 percent greater than the two-year average; and 2000 net assets are 75.4 percent greater than the two-year average.

                  Table 3 sets forth the relative sizes of the combined utility business of CILCO and IPL and the merged AES/CILCORP/IPALCO holding company based on five financial yardsticks. In this instance, because AES, CILCO and IPL are all engaged primarily in electric generation, transmission and distribution operations, the analysis does not present data concerning net operating revenues.

                  A comparison of AES and CILCO/IPL net income may obscure the true scope of IPL's business vis-a-vis that of AES. Net income is sensitive to differences in capital structure, and AES, on the one hand, and CILCO and IPL, on the other, have disparate capital structures driven by differences in their respective business operations. AES uses project financing for much of its investment, and thus has proportionally larger interest expenses than does either CILCO or IPL. Comparing the unleveraged net incomes of CILCO and IPL to the unleveraged net income of the AES holding company provides a better understanding of the relative size of the CILCO and AES holding company business operations. For example, as reflected in Table 3, a projection of AES shows that CILCO and IPL would represent 11.6 percent of 2000 total holding company unleveraged net income, compared to 24.2 percent of 2000 total holding company net income. Since interest is deducted before calculating net income, comparisons based on net income may result merely from differences in capital structure rather than differences in size or scope of business operations. This issue is present in the case of AES, CILCO and IPL, as AES maintains a more highly leveraged capital structure than does either CILCO or IPL. A more accurate comparison of the scope of the businesses of CILCO and IPL, on the one hand, to that of AES after the Transaction, on the other, is achieved by comparing gross revenues, operating income and net assets.

                  As reflected in Table 3, a projection of AES shows that for 2000, CILCO's and IPL's contributions to AES's gross revenues; operating income; unleveraged net income, and net assets were 16.02, 16.26, 11.55, and 9.18 percent, respectively.

                  While these data show that the relative size of AES and the combined utility operations of IPL and CILCO somewhat exceeds previous Commission rulings on Section 3(a)(5) exemptions, AES's rapid current and projected growth demonstrates that current Commission standards will be met in the very near future. Moreover, Commission precedent supports a temporary relaxation of strict requirements under the Act where "'the overall consequence . . . is to make nearer the ultimate goal of compliance." Kansas Power & Light Co., Holding Co. Act Release No. 25465 (Feb. 5, 1992) (citing Electric Bond & Share Co., Holding Co. Act Release No. 11004 (Feb. 6, 1952)). In this instance, because of the differing nature of AES's, CILCO's, and IPL's operations, certain of the financial yardsticks, particularly net income, tend to overstate the two utility companies' contributions to the merged AES/CILCORP/IPALCO system. Thus, as explained below, the Table 3 data comparing gross revenues, operating income, unleveraged net income and net assets present the most accurate representation of the relative size of CILCO and IPL to the merged AES/CILCORP/IPALCO system.

                  It should be emphasized that the Commission has noted that Section 3(a)(1) "has no specific numerical tests to guide a finding that a public-utility subsidiary is material" and that the Commission has not "embraced any numerical bright-line test of materiality under section 3(a)(1)." See NIPSCO, slip op. at 34-35. Instead, the Commission noted that "factors other than mere percentages must be taken into consideration in determining the application of the materiality standard of section 3(a)(1)" and noted the Division of Investment Management's recommendation (set forth in its 1995 study, supra) that the Commission "adopt a more flexible standard for exemptions under section 3(a) that would consider the facts and circumstances of each situation and take into account the ability of the affected state regulators to adequately protect the interests of utility consumers."(27) Id.

--------

27 Although Section 3(a)(1) sets forth a different standard for exemption than Section 3(a)(5), both Section 3(a)(5) and Section 3(a)(1) incorporate the concept of "materiality." The Act does not suggest that the term would have different meanings in the two sections. Thus, the Commission's analysis of materiality in the
         Section 3(a)(1) context does provide insight into the concept of materiality in the Section 3(a)(5) context.

                      (b) MATERIALITY OF IPL REVENUES

                  As noted previously, AES will commit to enter into an agreement with an unaffiliated person within three years of completion of the Transaction to divest its ownership of the assets and business of CILCO that are subject to Commission jurisdiction under the Act. Table 4 below sets forth IPL's contribution to AES's revenues, other than revenues contributed by CILCO's PUHCA-jurisdictional utility activities.(28)

--------

28 Exhibit K-4 sets forth the percentages for IPL contributions in accordance with GAAP.


                                  Table 4
                            IPL Contributions To
                  AES/IPALCO Consolidated Holding Company
                     (Proportional Consolidation Basis)
                                   ($MM)

                                                                 1998            1999          2000**

GROSS REVENUES*                                                 16.71%          15.39%          9.87%
IPL                                                              786             800             839
IPALCO                                                            35              34             34
AES (excluding CILCO PUHCA-jurisdictional activities)           3,883           4,365           7,634
AES/IPALCO                                                      4,704           5,200           8,507

OPERATING INCOME                                                20.23%          17.68%         11.83%
IPL                                                              261             268             271
IPALCO                                                           (1)              -               2
AES (excluding CILCO PUHCA-jurisdictional activities)           1,029           1,248           2,014
AES/IPALCO                                                      1,288           1,516           2,287

NET INCOME                                                      32.49%          39.57%         18.36%
IPL                                                              140             137             139
IPALCO                                                           (10)            (9)             (6)
AES (excluding CILCO PUHCA-jurisdictional activities)            301             218             624
AES/IPALCO                                                       431             346             757

UNLEVERAGED NET INCOME                                          19.23%          14.64%          8.43%
IPL                                                              179             176             177
IPALCO                                                            16              18             16
AES (excluding CILCO PUHCA-jurisdictional activities)            736            1,008           1,907
AES/IPALCO                                                       931            1,202           2,100

NET ASSETS                                                      13.41%          8.02%           6.01%
IPL                                                             1,953           1,979           1,935
IPALCO                                                           166             337             335
AES (excluding CILCO PUHCA-jurisdictional activities)           12,449          22,346         29,902
AES/IPALCO                                                      14,568          24,662         32,172

*    In calculating the gross revenues percentage, the numerator is equal to the total gross business revenues of IPL, excluding all revenues from non-utility activities (nearly all of which are from steam sales). The denominator is comprised of all business revenues
     (including revenues from all IPALCO and IPL non-utility activities)
     plus all of AES's business revenues (including projected revenues from
     CILCO's generation, which is expected to be held by AES as an EWG).
**   Projected.

                  Table 4 shows that the acquisition of IPL, without CILCO PUHCA-jurisdictional businesses, fully falls within existing Commission precedent. In this case for the year 2000, a projection of AES shows that IPL revenues represent 9.87 percent of AES's gross revenues, 11.83 percent of its operating income, 8.43 percent of unleveraged net income, and 6.01 percent of its net assets. On the basis of prior Commission determinations, these contributions clearly are not a material portion of AES's income.

                       (c) SIZE OF UTILITY OPERATIONS

                  In Gaz Metropolitain, the Commission stated that the standard under which a foreign holding company system could be exempted under Section 3(a)(5) included, in addition to an inquiry into materiality, an assessment of whether U.S. utility operations were "small in size."(29) This concern about size under Section 3(a)(5) was articulated in Cities Service, where the Commission stated, based on the legislative history of the Act, that the size standard was established in order to prevent abuse of the Section 3(a)(5) exemption by holding companies that had very large, non-utility domestic businesses. The Commission emphasized that the fact that a holding company's domestic utility income is not material to its total income is irrelevant if the holding company is so large that domestic utility activity is still large in an absolute sense. Cities Service, 8 SEC at 334-335. The Commission reiterated this point in AES. AES at 17-18.

--------

29       Gaz Metropolitain, 58 SEC at 193 (quoting Electric Bond and Share).

                  The merged AES/CILCORP/IPALCO system will satisfy both the "small in size" standard and the policy concern underlying the standard. CILCO's and IPL's U.S. utility operations, considered in the aggregate, clearly are "small in size," both in terms of prior Commission precedent and as compared to other state, regional and U.S. utilities today. Moreover, AES has significant foreign operations, and its existing domestic activity consists of owning and operating EWG and QF facilities, and engaging in energy marketing.

                  The context of this transaction is sharply different from those that confronted the Commission in early cases such as Electric Bond and Share and Cities Service. There the applicants seeking exemption under
Section 3(a)(5) were companies with little or no foreign business of any sort, and with very large domestic non-utility businesses. As the Commission pointed out, granting a Section 3(a)(5) exemption under such circumstances would necessarily mean that the exemption "[w]ould not be contingent on the existence in the system of foreign operations and an exemption would be afforded even where the holding company system has no foreign interest, a result obviously not intended by Congress." Electric Bond and Share, 1952 WL 1058 at *20. In denying exemptions to Electric Bond and Share and Cities Service, the Commission also expressed its concern that Section 3(a)(5) not be used as an exemption for large U.S. non-utility enterprises that could not qualify for exemption under Section 3(a)(3).

                  Unlike either Electric Bond and Share or Cities Service, AES has very significant and growing foreign electric generation and distribution operations and is without question a global provider of electric services. AES has electric generation and/or distribution operations in 17 foreign countries. AES owns and/or operates (entirely or in part) 32,656 MW of generating capacity located outside of the United States.(30) As demonstrated on Exhibit K-12, this foreign generation capacity constitutes a significant portion of AES's total generating capacity. In addition, AES owns partial interests (both majority and minority) in 14 companies located outside of the United States that sell electricity directly to commercial, industrial, governmental, and residential customers. These 14 companies serve a total of approximately 16 million foreign customers with sales of approximately 132,000 gigawatt-hours. On a net equity basis, AES's ownership in these companies represents approximately 5.3 million foreign customers and foreign sales of approximately 39,800 gigawatt-hours. AES's projections for the year 2000 show that its operations continue to be predominantly foreign. Specifically, its foreign operations will contribute, on a proportional consolidation basis, 79 percent of AES's gross revenues and 70 percent of AES's operating income.

                  As the facts set forth in this Application demonstrate, AES continues to be a global energy company whose present business, both domestic and foreign, is primarily the "exempt utility" business - i.e., the business of EWGs, QFs and power marketers in the United States and EWGs and FUCOs outside the United States. Given that its business and experience has always been within the utility industry, primarily the deregulated and competitive sectors of that industry, it is, as the Commission affirmed in AES, the type of company for which the 3(a)(5) exemption was designed.(31)

--------

30       23,023 MW on a net equity basis.

31 For example, in 1999, AES earned 92 percent of its pro-forma revenues on a proportional consolidation basis, from exempt utility operations. On a pro-forma GAAP basis, AES earned 89 percent of its revenues from its exempt utility business. (On an actual, as reported, basis, these amounts were 98 percent and 97 percent from proportional consolidation and GAAP, respectively.) In 1999, a combined AES/IPALCO (including CILCO) would have earned 79 percent of its revenues on a proportional consolidation basis from exempt utility operations. On a GAAP basis, a combined AES/IPALCO would have earned 74 percent of its gross revenues from exempt utility operations. (On a combined AES/IPALCO basis, only giving effect to the actual results of CILCO during 1999, these amounts would be 83 percent and 78 percent for proportional consolidation and GAAP, respectively).

                  As with its acquisition of CILCO, AES's acquisition of IPALCO is a natural outgrowth and consequence of AES's corporate focus, i.e., a natural outgrowth of AES's business of being a global energy provider. For example, AES has extensive business expertise in competitive domestic and foreign energy markets which will enable both CILCO and IPL to compete more effectively in restructured energy markets. This distinguishes AES from Electric Bond and Share and Cities Service, each non-utility (and non-exempt utility) companies seeking to own large domestic utility companies even though as a non-utility each had, at best, limited experience with the utility industry, domestic or foreign. Granting AES the exemption in connection with its acquisition of IPL will ensure that the
Section 3(a)(5) exemption continues to be available to those companies for which it was intended, and not to those companies that seek exemption under
Section 3(a)(5) as a means of evading the restriction on exemption under
Section 3(a)(3). See Electric Bond and Share; Cities Service.

                  The U.S. utility operations of CILCO and IPL are small in size, both in terms of prior Commission precedent and when compared to other regional and U.S. utilities. In denying the Cities Service exemption application, the Commission held that Cities Service and its utility subsidiaries: (i) comprised "one of the most important public utility holding company systems in the United States," (ii) "controlled a far-flung utility empire with assets valued at more than $400,000,000," and (iii) had operations that extended to "20 states and Canada with an estimated population in the areas served of approximately 4,500,000." Cities Service at 336.

                  In Electric Bond and Share, Electric Bond and Share Company ("Electric Bond") sought to be relieved of its commitment to dispose of the common stock it held in United Gas Corporation ("United"), its gas utility subsidiary, through exemptions under, inter alia, Section 3(a)(5) of PUHCA. Applying the "small in size" standard developed in Cities Service, the Commission held that the gas utility operations of United, a recently acquired subsidiary of Electric Bond, were "very substantial" in magnitude and, therefore, rejected the application. Electric Bond and Share, 1952 WL 1058 at *16. The Commission focused on the fact that United operated the second largest gas distribution operations in its region, and accounted "for a large and significant part of the natural gas distribution business in the United States." Id. The Commission cited the following facts in its analysis of the magnitude of United's gas utility operations:

         o United's non-industrial gas distribution operations were "approximately twice as large as those carried on in the entire State of Mississippi, slightly greater than those in the State of Louisiana, and about 25 percent of those in the State of Texas. With one exception, there [was] no company whose residential and commercial gas distribution operations in the three (3) state area [were] as large as those of United."

         o Within the three-state region in which it operated, United served "approxi mately 21.1 percent of all residential and commercial customers, with approximately
                  18.2 percent of all the residential and commercial gas consumed and accounted for approximately 19.2 percent of the total gross residential and commercial gas revenues."

         o United's gas distribution operations were large in relation to other gas distributors in the United States.

                  The absolute size of CILCO's and IPL's combined utility business clearly is smaller when compared to modern utility companies than the utility businesses of Electric Bond and Cities Service in their day. Electric Bond's gas operations served 21.2 percent of all customers in the states where it did business, provided 18.2 percent of all gas consumed and accounted for 19.2 percent of total gas reserves. CILCO and IPL, on the other hand, serve only 3.9 percent of all utility customers served by utilities doing business in Illinois and Indiana and account for only 3.5 percent of all utility assets and only 3.6 percent of total utility revenues (see Exhibit K-5). In Gaz Metropolitain, on the other hand, the Commission granted a Section 3(a)(5) exemption to Gaz Metropolitain, whose domestic utility subsidiary, Vermont Gas Systems, Inc., had a state-wide franchise to sell natural gas at retail and appeared at that time to deliver nearly all of the natural gas sold at retail in Vermont. In addition, there are seven utility companies larger than CILCO and IPL combined in Illinois and Indiana in terms of revenues and assets and nine that are larger in terms of customers (see Exhibit K-5), while only one gas company was larger than Electric Bond in its three-state service area. Cities Service, in sharp contrast to CILCO and IPL, had operations in 19 states, compared to CILCO's and IPL's operations in only two states. It also should be noted that an analysis of the size of CILCO's and IPL's utility activities should reflect the realities of today's public utility markets. Since the time of Cities Service and Electric Bond, utility operations have become larger enterprises commensurate with growth in population and number of utility customers, as well as increased electricity and gas consumption per utility customer. Recently, the size of public utility companies has grown and will continue to grow in the wake of consolidations undertaken in response to increased competition and restructuring initiatives.

                  It is clear from Commission precedent, in particular Electric Bond and Share, that the Commission is concerned with the size of the holding company's U.S. utility operations as compared to state, regional and national competitors. The utility operations of CILCO and IPL are small in size relative to other utilities, whether on a state, regional(32), or national basis. The data establishes that the activities of CILCO and IPL are small in scale.

--------

32 The Region for these purposes is defined as the States of Illinois and Indiana and the six states bordering them - Iowa, Kentucky, Michigan, Missouri, Ohio, and Wisconsin.

                           (d)      SIZE OF COMBINED CILCO/IPL OPERATIONS

                  Exhibit K-6 compares CILCO/IPL's combined electric and gas utility activities to other regional combination electric and gas utilities, again in terms of revenues, assets and customers.(33) According to all three measures, CILCO/IPL's combined electric and gas utility business accounts for:

                 o 2.9 percent of the Region's combination electric and gas utility revenue,
                 o 2.8 percent of the Region's combination electric and gas utility assets, and
                 o 2.7 percent of the Region's combination electric and gas utility customers.(34)

--------

33 The data contained in Exhibit K-6 through K-12 was analyzed, organized and graphed by LECG, Inc. ("LECG"), an economic consulting service located in Washington, DC. The source of LECG's data was Resource Data International, Inc., which utilizes Federal Energy Regulatory Commission Form 1 filings and Securities and Exchange Commission Forms 10-K and 10-Q filings as sources. At the time this Application was filed, the most recent data that had been collected and evaluated related to conditions as of December 31, 1998. AES will update this Application with more recent data as it becomes available, but it believes that the data submitted remains valid for purposes of ordinal classification and relative comparisons.

34 The Commission found in AES that CILCO's gas utility revenues, assets, and customers are small on a state, regional, and national basis. Since that determination in August 1999, no transactions or other market developments have occurred that have altered the absolute or relative size of CILCO's gas operations to any material degree. Because its proposed acquisition of IPALCO does not affect the size of AES's gas utility operations, this Application does not treat this matter in any greater detail.

Out of 19 combination electric and gas utilities in the Region, CILCO/IPL is ranked 15th in terms of assets and customers and 14th in terms of revenue. The 14 combination companies larger than CILCO/IPL in terms of assets and customers hold 93.7 percent of the assets and serve 93.8 percent of the customers. The 13 combination companies larger than CILCO/IPL in terms of revenue have 91.8 percent of the all regional revenues. Only 5.3 percent of the Region's combination electric and gas utility revenues are earned by combination electric and gas utility companies with less revenues than CILCO/IPL; only 3.5 percent of the Region's combination electric and gas utility assets are owned by combination electric and gas utility companies with fewer assets than CILCO/IPL; and only 3.5 percent of the Region's combination electric and gas utility customers are served by combination electric and gas utilities with fewer customers than CILCO/IPL.

                  Exhibit K-7 compares CILCO/IPL's total utility activities to all other regional utilities (electric, gas and combination electric and gas), again in terms of assets, revenues and customers. According to all three measures, CILCO/IPL's combined electric and gas utility business accounts for:

                 o         1.8 percent of Region's utility revenues,
                 o         1.7 percent of Region's utility assets, and
                 o         1.8 percent of Region's utility customers.

Out of 45 investor-owned utilities in the Region, CILCO/IPL would be ranked 17th in terms of revenue, 19th in terms of assets, and 21st in terms of customers. The 16 largest utilities in terms of revenue earn 87.2 percent of the utility revenues, the 18 largest utilities in terms of assets have
91.1 percent of the utility assets, and the 20 largest utilities in terms of customers serve 92.2 percent of the utility customers. Only 10.9 percent of the Region's total utility revenues are earned by utility companies with less revenues than CILCO/IPL; only 7.2 percent of the Region's total utility assets are owned by utility companies with fewer assets than CILCO/IPL; and only 6 percent of the Region's total utility customers are served by utilities with fewer customers than CILCO/IPL.

                  Exhibit K-8 compares CILCO/IPL's combined electric and gas utility activities to all U.S. combination electric and gas utilities, again in terms of revenues, assets and customers. According to all three measures, CILCO/IPL's combined electric and gas utility business accounts for:

                 o 1.1 percent of U.S. combination electric and gas utility revenue,
                 o 1.1 percent of U.S. combination electric and gas utility assets, and
                 o 1.0 percent of U.S. combination electric and gas utility customers.

In terms of revenues, CILCO/IPL would rank 31st of combined gas and electric companies in the U.S. The 30 companies larger than CILCO/IPL in terms of revenue earn 91.7 percent of combined gas and electric company revenues. In terms of assets, CILCO/IPL also is ranked 32nd. The 31 companies larger than CILCO/IPL in terms of assets have 92.4 percent of the assets. In terms of customers, CILCO/IPL is ranked 31st. The 30 companies larger than CILCO/IPL in terms of customers serve 91.5 percent of the customers. Only 7.2 percent of U.S. combination electric and gas utility revenues are earned by combination electric and gas utility companies with fewer revenues than CILCO/IPL; only 6.5 percent of U.S. combination electric and gas utility assets are owned by combination electric and gas utility companies with fewer assets than CILCO/IPL; and only 7.4 percent of U.S. combination electric and gas utility customers are served by combination electric and gas utilities with fewer customers than CILCO/IPL.

                  Exhibit K-9 further compares CILCO/IPL's total utility activities to all other U.S. utilities (electric, gas and combination electric and gas), again in terms of revenues, assets and customers. According to all three measures, CILCO/IPL's combined electric and gas utility business accounts for:

                 o         0.6 percent of U.S. utility revenues,
                 o         0.5 percent of U.S. utility assets, and
                 o         0.5 percent of U.S. utility customers.

In terms of revenue, CILCO/IPL would be ranked 50th of investor-owned utilities. The 49 companies larger than CILCO/IPL in terms of revenue earn
84.2 percent of utility revenues. In terms of assets, CILCO/IPL ranks 52nd. The 51 companies larger than CILCO/IPL in terms of assets have 86.4 percent of utility assets. In terms of customers, CILCO/IPL is ranked 51st. The 50 companies larger than CILCO/IPL serve 69.3 percent of utility customers. Only 15.2 percent of U.S. utility revenues are earned by utility companies with fewer revenues than CILCO/IPL; only 13.1 percent of U.S. utility assets are owned by utility companies with fewer assets than CILCO/IPL; and only 15.1 percent of U.S. utility customers are served by utilities with fewer customers than CILCO/IPL.

                         (e) SIZE OF IPL OPERATIONS

                  Following divestiture of CILCO's PUHCA-jurisdictional assets, the absolute and relative size of AES's utility operations would drop correspondingly. Exhibit K-10 compares IPL's electric utility activities to other Indiana electric utilities in terms of assets, revenues and customers. According to all three measures, IPL's electric utility business accounts for:

                 o         4.3 percent of Indiana electric utility
                           revenues;
                 o 4.9 percent of Indiana electric utility assets, and
                 o         6.0 percent of Indiana electric utility
                           customers.

Out of six investor-owned electric utility companies in Indiana, IPL is ranked fourth in terms of assets and revenues and number three in terms of customers. The three largest electric utility companies in Indiana in terms of revenues and assets earn 91.5 percent of electric utility revenues and have 92.1 percent of the electric utility assets. The two largest electric utility companies in Indiana in terms of customers serve 86.4 percent of all electric utility customers. Only 4.1 percent of Indiana electric utility revenues are earned by electric utility companies with less revenues than IPL; only 3.0 percent of Indiana' electric utility assets are owned by electric utility companies with fewer assets than IPL; and only
1.7 percent of Indiana electric utility customers are served by electric utilities with fewer customers than IPL.

                  Exhibit K-11 compares IPL's electric utility activities to other regional electric utilities in terms of assets, revenues and customers. According to all three measures, IPL's electric utility business accounts for:

                 o 1.7 percent of the Region's electric utility revenues,
                 o 1.5 percent of the Region's electric utility assets, and
                 o 2.0 percent of the Regions's electric utility customers.

Out of 18 investor-owned electric utility companies in the Region, IPL is ranked number 13 based on revenues and assets and customers. The electric utility companies in the Region larger than IPL earn 94.8 percent of electric utility revenues, have 95.7 percent of electric utility assets and serve 94.6 percent of electric utility customers. Only 3.5 percent of the Region's electric utility revenues are earned by electric utility companies with fewer revenues than IPL; only 2.8 percent of the Region's electric utility assets are owned by electric utility companies with fewer assets than IPL; and only 3.5 percent of the Region's electric utility customers are served by electric utilities with fewer customers than IPL.

                  The Exhibits described above clearly indicate that IPL's utility operations are small in size, particularly when compared to other utilities in the state and the Region. Comparing the size of IPL's utility operations to all United States utilities, again in terms of revenues, assets and customers, makes it even clearer that IPL's utility operations are small in size.

                  Exhibit K-12 compares IPL's electric utility activities to all other United States electric utilities in terms of assets, revenues and customers. According to all three measures, IPL's electric utility business accounts for:

                 o         0.4 percent of U.S. electric utility revenues,
                 o         0.4 percent of U.S. electric utility assets, and
                 o         0.5 percent of U.S. electric utility customers.

In terms of revenue, IPL is ranked 61st of electric utilities. The 60 electric utility companies larger than IPL earn 94 percent of electric utility company revenues. In terms of assets, IPL ranks 66th. The 65 electric utility companies larger than IPL own 95.9 percent of electric utility assets. In terms of customers, IPL is ranked 58th. The 57 companies larger than IPL in terms of customers serve 92.7 percent of electric utility customers. Only 5.6 percent of U.S. electric utility revenues are earned by electric utility companies with less revenues than IPL; only 3.7 percent of United States electric utility assets are owned by electric utility companies with fewer assets than IPL; and only 6.8 percent of United States electric utility customers are served by electric utilities with fewer customers than IPL.

                  The above data demonstrates clearly that IPL is small in size, measured by all relevant yardsticks. For this reason, AES's acquisition of IPL complies fully with Commission precedent applying
Section 3(a)(5).

         D.       PUBLIC INTEREST

                  Under the "unless and except" clause of Section 3(a), the Commission has the authority to deny a request for exemption if it were to determine that granting the exemption would be "detrimental to the public interest or the interest of investors or consumers." No such concerns, however, are presented with respect to this Transaction and request for exemption. The Transaction will result in a holding company which will be well-equipped to respond effectively to the changing nature of the electric and gas industries, thus promoting the interests of both investors and ratepayers.

                  The Transaction is subject to approval by the FERC, which to issue its approval will examine whether the Transaction (1) will adversely affect competition; (2) will adversely affect the wholesale rates of IPL and CILCO; and (3) will have an adverse effect on federal or state regulation. AES and IPALCO filed an application for approval with the FERC on November 14, 2000.

                  The IURC must confirm to the Commission under Section 33(a)(2), that it has the authority and resources to protect Indiana consumers and that it intends to exercise such authority. It did so in a letter to the Commission dated September 28, 2000.

                  After AES's acquisition of IPALCO, IPL's operations will continue to be subject to regulation by the FERC and the IURC, both of which regulate utility transactions with affiliates. With respect to the IURC, the Indiana Code specifically grants the IURC jurisdiction over affiliate transactions with electric and gas public utilities "to the extent of access to all accounts and records of joint or general expenses, any portion of which may be applicable to such transactions, and to the extent of authority to require such reports to be submitted by such affiliated interests, as the [IURC] may prescribe." Ind. Code ss. 8-1-2-49(2). Thus, the IURC has broad authority to access the books and records of any member of the AES corporate family, wherever located, if such AES entity engages in transactions with IPL or if any costs associated with such entity are allocated to IPL. In addition, the Indiana Code requires that management, construction, engineering, or similar contracts that a utility makes with an affiliated interest must be filed with the IURC and will not be effective until filed. The IURC may disapprove any contract that it finds, after investigation and a hearing, not to be in the public interest.

                  After AES's acquisition of IPALCO, CILCO's operations will continue to be subject to regulation by the FERC and the ICC, both of whom regulate utility transactions with affiliates. With respect to the ICC, the Illinois Public Utilities Act specifically grants the ICC jurisdiction over affiliate transactions with electric and gas public utilities, "to the extent of access to all accounts and records of such affiliated interest relating to such transactions, including access to accounts and records of joint and general expenses with the electric or gas public utility any portion of which is related to such transactions; and to the extent of authority to require such reports with respect to such transactions to be submitted by such affiliated interests, as the [ICC] may prescribe". Illinois Public Utilities Act, Section 7-101(2)(ii). Thus, the ICC has broad authority to access the books and records of any member of the AES corporate family, wherever located, if such AES entity engages in transactions with CILCO or if any costs associated with such entity are allocated to CILCO.

                  In addition, the ICC recently has adopted rules and regulations governing the relationship between electric utilities and their affiliates. See 83 Illinois Administrative Code Part 450. Pursuant to such rules, transactions between electric utilities and their affiliates are prohibited from subsidizing the affiliate. To that end, transfers of goods and services between electric utilities and their affiliates must be approved by the ICC (unless approval has been waived by statute or ICC rule). In addition, the ICC has access to the electric utility's books and records regarding affiliate transactions and electric utilities must conduct biennial internal audits regarding affiliate transactions, which provide assurance that non-utility activities are not subsidized by the electric utility or its customers.

                  Furthermore, AES will file certificates with the Commission under Rule 24, within 60 days after the end of each calendar quarter beginning January 1, 2001, for a period of three years, and then every six months thereafter, that provide to the Commission the following information:

        o a statement of income and balance sheet, for the 12-month period then ending, of (i) AES, (ii) IPALCO and (iii) IPL, (iv) CILCORP, and (v) CILCO;

        o         updated Table 3 and 4 (see pages 28 and 34 supra)

        o for AES, IPALCO, and CILCORP: (i) the total number of megawatts of generating capacity; (ii) the revenues earned from such generating capacity; (iii) the change in such capacity and revenues since the filing of the previous certificate and (iv) the location of any additional capacity;

        o for both AES, IPALCO, and CILCORP: (i) the amount of electric transmission and electric and gas distribution assets owned; (ii) the revenues from such assets and
                  (iii) the change in such assets since the filing of the previous certificate;

        o information regarding any sale or transfer of any CILCO or IPL electric and/or gas utility assets to any affiliate company in the AES system; and

        o copies of any applications to and orders from the ICC that relate to AES's ownership of or oversight over the operation of CILCORP and/or CILCO, and copies of any applications to and orders from the IURC that relate to AES's ownership of or oversight over the operation of IPALCO and/or IPL.

ITEM 4.           REGULATORY APPROVAL

                  The Share Exchange Agreement is subject to the approval of IPALCO's shareholders and is expected to be approved by IPALCO's shareholders at a special meeting to be held October 20, 2000. The Transaction also is subject to approval by the FERC. AES and IPALCO filed an application for this approval on November 14, 2000. The Transaction is subject to the notification and reporting requirements of the HSR Act. AES and IPALCO made the necessary filings under this statute on November 14, 2000. Section 33(a)(2) of the Act requires that the IURC must make a certification to the Commission under that section in connection with the Transaction. The IURC made that certification in a letter to the Commission dated September 28, 2000.

ITEM 5.           PROCEDURE

                  The Commission issued and published a notice with respect to the filing of this Application on December 29, 2000. That notice specified a date of not later than January 23, 2001 by which comments may be entered. AES requests that the Commission enter not later than March 1, 2001 an order granting and permitting this Application to become effective.

                  AES hereby (i) waives a recommended decision by a hearing officer, (ii) waives a recommended decision by any other responsible officer or the Commission, (iii) consents that the Division of Investment Management may assist in the preparation of the Commission's decision and
(iv) waives a 30-day waiting period between the issuance of the Commission's order and the date on which it is to become effective.

ITEM 6.           EXHIBITS AND FINANCIAL STATEMENTS

A-1 Articles of Incorporation of AES (Exhibit 3.1 to AES's Quarterly Report on Form 10-Q for the quarter ended June 30, 1998, filed August 14, 1998, File No. 1-12291, and incorporated herein by reference)
A-2 By-Laws of AES (Exhibit 3.2 to AES's Quarterly Report on Form 10-Q for the quarter ended June 30, 1998, filed August 14, 1998, File No. 1-12291, and incorporated herein by reference)
A-3 Articles of Incorporation of IPALCO (Exhibit 3.1 to IPALCO's Quarterly Report on Form 10-Q for the quarter ended June 30, 1997, filed August 13, 1997, File No.
         1-8644, and incorporated herein by reference)
A-4 By-Laws of IPALCO (Exhibit 3.2 to IPALCO's Quarterly Report on Form 10-Q for the quarter ended March 31, 1999 (Exhibit G-4 hereto), filed May 14, 1999, File No. 1-8644, and incorporated herein by reference)

B-1      Agreement and Plan of Share Exchange (Annex A to Exhibit C-1 hereto)

C-1 Registration Statement of AES on Form S-4, as amended (File No. 333-43908, filed August 16, 2000, and amended September 1 and September 14, 2000, and incorporated herein by reference)

D-1      Application to FERC together with testimony and exhibits
         (previously filed)

E-1      AES organization chart (to be filed by amendment)
E-2      IPALCO organization chart (to be filed by amendment)
E-3 Combined company organization chart after the Transaction (to be filed by amendment)

F-1 Opinions of AES and IPALCO Counsel (to be filed by amendment) F-2 Past Tense Opinion of Counsel (to be filed by amendment with Rule 24 certificate)

G-1 AES's Annual Report on Form 10-K for the fiscal year ended December 31, 1998 (File No. 1-12291, filed March 30, 1999, and incorporated herein by reference)
G-2 AES's Quarterly Report on Form 10-Q for the quarters ended March 31, 1999, June 30, 1999 and September 30, 1999 (File No. 1-12291
         and incorporated herein by reference)
G-3 IPALCO's Annual Report on Form 10-K for the fiscal year ended December 31, 1998 (File No. 1-8644, filed February 25, 1999, and incorporated herein by reference)
G-4 IPALCO's Quarterly Report on Form 10-Q for the quarters ended March 31, 1999, June 30, 1999 and September 30, 1999 (File No. 1-8644 and incorporated herein by reference)
G-5 AES's Annual Report on Form 10-K for the fiscal year ended December 31, 1999 (File No. 0-19281, filed March 30, 2000, and incorporated herein by reference)
G-6 IPALCO's Annual Report on Form 10-K for the fiscal year ended December 31, 1999 (File No. 1-8644, filed March 1, 2000, and incorporated herein by reference)

H-1      Proposed Form of Notice (previously filed)

K-1      AES Subsidiaries (previously filed)
K-2      Generating Plants in Operation (previously filed)
K-3      Global Map of Generating Plants and Distribution Companies
         (previously filed)
K-4 GAAP Basis Presentation of CILCO/IPL and IPL Contributions To AES Consolidated Holding Company (previously filed) K-5 Market Shares for Utilities in Illinois and Indiana (previously filed) K-6 Market Shares for Gas and Electric Utilities in Illinois, Indiana and Bordering States (previously filed) K-7 Market Shares for Utilities in Illinois, Indiana and Bordering States (previously filed) K-8 Market Shares for Gas and Electric Utilities in the US (previously filed) K-9 Market Shares for Utilities in the US (previously filed) K-10 Market Shares for Electric Utilities in Indiana (previously filed) K-11 Market Shares for Electric Utilities in Indiana and Bordering States (previously filed) K-12 Market Shares for Electric Companies in the US (previously filed) K-13 IURC Letter to the Securities and Exchange Commission (previously filed)

         B.       FINANCIAL STATEMENTS

FS-1 AES Consolidated Balance Sheet as of December 31, 1998 (previously filed with the Commission in AES's Annual Report on Form 10-K for the year ended December 31, 1998 (Exhibit G-1 hereto), filed March 30, 1999, File No. 1-12291, and incorporated herein by reference)
FS-2 AES Consolidated Balance Sheet as of September 30, 1999 (previously filed with the Commission in AES's Quarterly Report on Form 10-Q for the quarter ended September 30, 1999 (Exhibit G-2 hereto), filed November 15, 1999, File No.
         1-12291, and incorporated herein by reference)
FS-3 AES Consolidated Statement of Income for the 12 months ended December 31, 1998 (previously filed with the Commission in AES's Annual Report on Form 10-K for the year ended December 31, 1998 (Exhibit G-1 hereto), filed March 30, 1999, File No. 1-12291, and incorporated herein by reference)
FS-4 AES Consolidated Statement of Income for the 9 months ended September 30, 1999 (previously filed with the Commission in AES's Quarterly Report on Form 10-Q for the quarter ended September 30, 1999 (Exhibit G-2 hereto), filed November 15, 1999, File No. 1-12291, and incorporated herein by reference)
FS-5 IPALCO Consolidated Balance Sheet as of December 31, 1998 (previously filed with the Commission in IPALCO's Annual Report on Form 10-K for the year ended December 31, 1998 (Exhibit G-3 hereto), filed February 25, 1999, File No. 1-8644, and incorporated herein by reference)
FS-6 IPALCO Consolidated Balance Sheet as of September 30, 1999 (previously filed with the Commission in IPALCO's Quarterly Report on Form 10-Q for the quarter ended September 30, 1999 (Exhibit G-4 hereto), filed November 12, 1999, File No.
         1-8644, and incorporated herein by reference)
FS-7 IPALCO Consolidated Statement of Income for the 12 months ended December 31, 1998 (previously filed with the Commission in IPALCO's Annual Report on Form 10-K for the year ended December 31, 1998 (Exhibit G-3 hereto), filed February 25, 1999, File No. 1-8644, and incorporated herein by reference)
FS-8 IPALCO Consolidated Statement of Income for the 9 months ended September 30, 1999 (previously filed with the Commission in IPALCO's Quarterly Report on Form 10-Q for the quarter ended September 30, 1999 (Exhibit G-4 hereto), filed November 12, 1999, File No. 1-8644, and incorporated herein by reference)
FS-9 AES Consolidated Balance Sheet as of December 31, 1999 (previously filed with the Commission in AES's Annual Report on Form 10-K for the year ended December 31, 1999 (Exhibit G-5 hereto), filed March 30, 2000, File No. 1-12291, and incorporated herein by reference)
FS-10 AES Consolidated Statement of Income for the 12 months ended December 31, 1999 (previously filed with the Commission in AES's Annual Report on Form 10-K for the year ended December 31, 1999 (Exhibit G-5 hereto), filed March 30, 2000, File No. 1-12291, and incorporated herein by reference)
FS-11 IPALCO Consolidated Balance Sheet as of December 31, 1999 (previously filed with the Commission in IPALCO's Annual Report on Form 10-K for the year ended December 31, 1999 (Exhibit G-6 hereto), filed March 1, 2000, File No. 1-8644,, and incorporated herein by reference)
FS-12 IPALCO Consolidated Statement of Income for the 12 months ended December 31, 1999 (previously filed with the Commission in IPALCO's Annual Report on Form 10-K for the year ended December 31, 1999 (Exhibit G-6 hereto), filed March 1, 2000, File No. 1-8644,, and incorporated herein by reference)



                [REMAINDER OF PAGE INTENTIONALLY LEFT BLANK]


                                 SIGNATURE

                  Pursuant to the requirements of the Public Utility Holding Company Act of 1935, the undersigned company has duly caused this Application to be signed on its behalf by the undersigned thereunto duly authorized, and the undersigned individuals have signed this Application on their own behalf.

                             The AES Corporation


                             By:  /s/  Barry J. Sharp
                                  -----------------------------------------
                                  Name:   Barry J. Sharp
                                  Title:  Senior Vice President and Chief
                                          Financial Officer


                                  /s/  Dennis W. Bakke
                                  ---------------------------------------
                                       Dennis W. Bakke


                             By:  /s/  Roger W. Sant
                                  ---------------------------------------
                                       Roger W. Sant


Date:  January 4, 2001